Exhibit 99.1

Execution Version

THIRD AMENDING AGREEMENT

THIS AGREEMENT made as of the 14th day of July, 2023.

BETWEEN:

TELUS CORPORATION, a corporation incorporated under the laws of the Province of British Columbia

(herein called the “Borrower”)

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank (herein called the “Administrative Agent”)

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION BANK, HSBC BANK CANADA, NATIONAL BANK OF CANADA, FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH, WELLS FARGO BANK, N.A., CANADIAN BRANCH, ATB FINANCIAL, JPMORGAN CHASE BANK, N.A., TORONTO BRANCH and one or more Persons to whom the foregoing or their respective permitted assigns may from time to time assign an undivided interest in the Credit Facility Documents and who agree to be bound by the terms thereof as a Lender (as defined herein)

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower entered into a credit agreement made as of May 7, 2018 with the lenders party thereto and the Administrative Agent (as amended by a first amending agreement dated April 21, 2020 and a second amending agreement dated April 6, 2021, the “Credit Agreement”), pursuant to which such lenders established a credit facility in favour of the Borrower;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement for the purposes and on the terms and conditions set out in this third amending agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

Third Amending Agreement – TELUS Corporation

ARTICLE 1
DEFINED TERMS

1.1            Capitalized Terms. All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1            General Rule. Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2            Amendments to Credit Agreement. Subject to the satisfaction (or waiver) of the conditions set forth in Section 4.1 of this agreement, the Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold underlined text (indicated textually in the same manner in the following example: underlined text) as set forth in the marked version of the amended Credit Agreement attached hereto as Exhibit A.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1            Representations and Warranties. To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent as follows:

(a)            the representations and warranties of the Borrower which are contained in Article 7 of the Credit Agreement are true and correct on the date hereof as if made on the date hereof, except to the extent that any such representation or warranty relates to a specified date, in which case that representation or warranty shall be made as of the date to which it relates;

(b)            no Default or Event of Default has occurred and is continuing nor will a Default or Event of Default arise as a result of the execution and delivery of this agreement; and

(c)            (i) the only Material Subsidiaries of the Borrower as at the date hereof are set forth in Schedule 4 of the Credit Agreement; and (ii) the Borrower owns on the date hereof, legally and beneficially (directly or indirectly) the respective portions of the outstanding shares in the capital of the Material Subsidiaries or partnership interests in Material Subsidiaries that are partnerships, as shown in Schedule 4 of the Credit Agreement.

Third Amending Agreement – TELUS Corporation

ARTICLE 4

CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

4.1            Conditions Precedent. This agreement shall become effective upon the satisfaction of the following conditions precedent:

(a)	the Borrower, the Administrative Agent and the Lenders shall have executed and delivered this agreement;

(b)	the fee letter between the Borrower and the Administrative Agent dated on or about the date hereof shall have been executed and delivered to the Administrative Agent; and

(c)	the Borrower shall have delivered to the Administrative Agent the following, each in form and substance satisfactory to the Agent:

(i)	a duly certified copy of the articles of incorporation and by-laws (or analogous organizational documents) of the Borrower;

(ii)	a duly certified resolution of the board of directors of the Borrower authorizing it to execute, deliver and perform its obligations under this agreement;

(iii)	a certificate of a senior officer of the Borrower setting forth specimen signatures of the individuals authorized to sign this agreement;

(iv)	a certificate of status or good standing for the Borrower issued by the appropriate governmental body or agency of the jurisdiction in which the Borrower is incorporated or formed;

(v)	a certificate of a senior officer of the Borrower certifying that no Default or Event of Default has occurred and is continuing or would occur as a result of this agreement becoming effective; and

(vi)	opinions of legal counsel to the Borrower with respect to, inter alia, the enforceability of the Credit Agreement, as amended by this agreement, and as to such other matters as the Administrative Agent may reasonably request, and otherwise in form and substance satisfactory to the Agent;

(d)	the Borrowers shall have paid to the Administrative Agent the fees set forth in the fee letter referenced in paragraph (b) above.

ARTICLE 5
MISCELLANEOUS

5.1            Future References to the Credit Agreement. On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any Credit Facility Document or other related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of the like import relating to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.2            Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Third Amending Agreement – TELUS Corporation

5.3            Enurement. This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.4            Conflict. If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.5            Counterparts. This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same agreement. Delivery of an executed signature page of this agreement by facsimile transmission or by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart thereof. The words “execution,” “signed,” “signature,” and words of like import in this agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law.

5.6            Confirmation. The Borrower confirms and agrees that the obligations expressed to be created under or pursuant to the Credit Agreement (as amended hereby) and each other Credit Facility Document to which it is a party shall be binding upon the Borrower and shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement and consent in respect thereof as constituted hereby and the execution and delivery and effectiveness of this agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Administrative Agent and the Lenders arising under, by reason of or otherwise in respect of such obligations constituted by the Credit Agreement (as amended hereby) and each such other Credit Facility Document. For the avoidance of doubt the Borrower hereby confirms that the Credit Agreement (as amended hereby) and each other Credit Facility Document continue in full force and effect.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

Third Amending Agreement – TELUS Corporation

Execution Version

TELUS CORPORATION

as Borrower

- and -

THE BANK OF NOVA SCOTIA

as Administrative Agent

- and -

THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH
ON THE EXECUTION PAGES HEREOF UNDER THE
HEADING “LENDERS”

as Lenders

2018 CREDIT AGREEMENT

SCOTIABANK, BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF
COMMERCE, ROYAL BANK OF CANADA and TD SECURITIES

Co-Lead Arrangers and Co-Bookrunners

BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE, ROYAL
BANK OF CANADA and TD SECURITIES

Co-Syndication Agents

Dated for reference May 7, 2018

Fasken Martineau DuMoulin LLP

Toronto, Ontario

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION	2

1.1	Defined Terms~~.~~	2

1.2	Computation of Time Periods~~.~~	~~26~~31

1.3	Accounting Terms~~.~~	~~27~~31

1.4	Incorporation of Schedules~~.~~	~~27~~32

1.5	Gender; Singular, Plural, etc.	~~27~~32

1.6	Use of Certain Words~~.~~	~~27~~32

1.7	Successors, etc.	~~28~~32

1.8	Interpretation not Affected by Headings, etc.	~~28~~33

1.9	General Provisions as to Certificates and Opinions, etc.	~~28~~33

ARTICLE 2 THE CREDIT FACILITY		~~28~~33

2.1	Credit Facility~~.~~	~~28~~33

2.2	Amortization~~.~~	~~30~~35

2.3	[not used.]	~~31~~36

2.4	Voluntary Reductions and Prepayments~~.~~	~~31~~36

2.5	Payments~~.~~	~~31~~36

2.6	Computations~~.~~	~~33~~38

2.7	Fees~~.~~	~~34~~38

2.8	Interest on Overdue Amounts~~.~~	~~34~~39

2.9	Account Debit Authorization~~.~~	~~35~~40

2.10	Administrative Agent’s Discretion on Allocation~~.~~	~~35~~40

2.11	Where Borrower Fails to Pay~~.~~	~~35~~40

2.12	Rollover and Conversion~~.~~	~~36~~41

ARTICLE 3 ADVANCES		~~37~~42

3.1	Advances~~.~~	~~37~~42

3.2	Making the Advances (except Swingline Advances)~~.~~	~~37~~42

3.3	Interest on Advances~~.~~	~~39~~44

ARTICLE 4 BANKERS’ ACCEPTANCES		~~40~~45

4.1	Acceptances~~.~~	~~40~~45

4.2	Drawdown Request~~.~~	~~40~~45

4.3	Form of Bankers’ Acceptances~~.~~	~~40~~45

-ii-

4.4	Completion of Bankers’ Acceptance~~.~~	~~41~~46

4.5	BA Proceeds~~.~~	~~41~~46

4.6	Stamping Fee~~.~~	~~41~~46

4.7	Payment at Maturity~~.~~	~~41~~46

4.8	Power of Attorney Respecting Bankers’ Acceptances~~.~~	~~42~~47

4.9	Prepayments~~.~~	~~42~~47

4.10	Default~~.~~	~~42~~47

4.11	Non-Acceptance Lenders~~.~~	~~42~~47

ARTICLE 5 LETTERS OF CREDIT		~~43~~48

5.1	Letters of Credit Commitment~~.~~	~~43~~48

5.2	Notice of Issuance~~.~~	~~44~~49

5.3	Form of Letter of Credit~~.~~	~~44~~49

5.4	Procedure for Issuance of Letters of Credit~~.~~	~~44~~49

5.5	Payment of Amounts Drawn Under Letters of Credit~~.~~	~~45~~50

5.6	Fees~~.~~	~~45~~50

5.7	Obligations Absolute~~.~~	~~46~~51

5.8	Indemnification; Nature of Lenders’ Duties~~.~~	~~47~~52

5.9	Default, Maturity, etc.	~~48~~53

ARTICLE 6 CLOSING CONDITIONS		~~49~~54

6.1	Closing Conditions to Initial Availability~~.~~	~~49~~54

6.2	General Conditions for Accommodations~~.~~	~~50~~56

6.3	Conversions and Rollovers~~.~~	~~51~~56

6.4	Deemed Representation~~.~~	~~51~~56

6.5	Conditions Solely for the Benefit of the Lenders~~.~~	~~51~~56

6.6	No Waiver~~.~~	~~51~~57

ARTICLE 7 REPRESENTATIONS AND WARRANTIES		~~51~~57

7.1	Existence~~.~~	~~52~~57

7.2	Authority~~.~~	~~52~~57

7.3	Authorization, Governmental Approvals, etc.	~~52~~57

7.4	Enforceability~~.~~	~~52~~58

7.5	No Breach~~.~~	~~52~~58

7.6	Subsidiaries~~.~~	~~53~~58

7.7	Compliance~~.~~	~~53~~59

7.8	Financial Statements~~.~~	~~54~~59

-iii-

7.9	Material Adverse Effect~~.~~	~~54~~59

7.10	Pari Passu~~.~~	~~54~~60

ARTICLE 8 COVENANTS		~~54~~60

8.1	Affirmative Covenants~~.~~	~~54~~60

8.2	Negative Covenants~~.~~	~~57~~63

8.3	Administrative Agent May Perform Covenants~~.~~	~~59~~64

ARTICLE 9 CHANGES IN CIRCUMSTANCES		~~59~~65

9.1	Illegality~~.~~	~~59~~65

9.2	~~Circumstances Requiring Different Pricing.~~Alternate Rate of Interest	~~60~~65

9.3	Increased Costs~~.~~	~~60~~68

9.4	Indemnification~~.~~	~~61~~70

9.5	Taxes, Costs, Etc.	~~62~~71

9.6	Canadian Benchmark Replacement Setting.	~~63~~71

9.7	~~CDOR Discontinuance.~~Rates	~~71~~83

ARTICLE 10 EVENTS OF DEFAULT		~~72~~84

10.1	Events of Default~~.~~	~~72~~84

10.2	Effect~~.~~	~~74~~86

10.3	Right of Set-Off~~.~~	~~74~~87

10.4	Currency Conversion After Acceleration~~.~~	~~75~~87

ARTICLE 11 THE ADMINISTRATIVE AGENT AND THE LENDERS		~~75~~88

11.1	Authorization and Action~~.~~	~~75~~88

11.2	Duties and Obligations~~.~~	~~75~~88

11.3	Administrative Agent and Affiliates~~.~~	~~77~~89

11.4	Lender Credit Decision~~.~~	~~77~~90

11.5	FATCA~~.~~	~~77~~90

11.6	Indemnifications~~.~~	~~78~~91

11.7	Successor Administrative Agent~~.~~	~~78~~91

11.8	Sub-Agent or Co-Agent~~.~~	~~79~~92

11.9	Cash Collateral~~.~~	~~79~~92

ARTICLE 12 MISCELLANEOUS		~~80~~92

12.1	Sharing of Payments; Records~~.~~	~~80~~92

12.2	Amendments, etc~~.~~	~~83~~96

12.3	Notices, etc.	~~84~~97

12.4	Expenses~~.~~	~~86~~99

-iv-

12.5	Judgment Currency~~.~~	~~87~~99

12.6	Governing Law~~.~~	~~87~~100

12.7	Successors and Assigns~~.~~	~~88~~101

12.8	Conflict~~.~~	~~90~~103

12.9	Confidentiality~~.~~	~~90~~103

12.10	AML Legislation~~.~~	~~91~~104

12.11	Severability~~.~~	~~92~~105

12.12	Prior Understandings~~.~~	~~92~~105

12.13	Time of ~~Essenc~~Essence	~~92~~105

12.14	Counterparts~~.~~	~~92~~105

SCHEDULE 1		~~112~~116

SCHEDULE 2 ACCOMMODATION REQUEST		~~116~~120

SCHEDULE 3 FORM OF REPAYMENT/CANCELLATION NOTICE		~~118~~122

SCHEDULE 4 TELUS CORPORATION MATERIAL SUBSIDIARIES		~~119~~123

SCHEDULE 5 FORM OF ASSIGNMENT		~~120~~124

SCHEDULE 6 FORM OF COMPLIANCE CERTIFICATE TELUS CORPORATION		~~122~~126

SCHEDULE 7 REQUIRED NOTICE *		~~124~~128

THIS AGREEMENT is dated for reference May 7, 2018.

AMONG:

TELUS CORPORATION

as Borrower

OF THE FIRST PART

AND:

THE BANK OF NOVA SCOTIA

as Administrative Agent

OF THE SECOND PART

AND:

THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH ON THE EXECUTION PAGES HEREOF UNDER THE HEADING “LENDERS”

as Lenders

OF THE THIRD PART

WHEREAS the Borrower has requested that the Lenders make available to it a credit facility, and the Lenders have agreed to do so on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

As used in this agreement, including the recital and the schedules, unless there is something in the subject matter or the context inconsistent therewith, the following terms shall have the following meanings:

(1)	“Accommodation” means:

(a)	an Advance by a Lender made on the occasion of a Borrowing pursuant to an Accommodation Request (whether given or deemed to be given) or otherwise made or deemed to have been made pursuant hereto;

(b)	the creation of Bankers’ Acceptances on the occasion of a Drawing (or the making of a BA Equivalent Loan) pursuant to an Accommodation Request; and

(c)	the issue of a Letter of Credit by the Fronting Lender on behalf of the Lenders on the occasion of an Issuance pursuant to an Accommodation Request;

and includes an Advance and a Bankers’ Acceptance resulting from a Rollover or Conversion (whether requested or deemed to have been requested hereunder) or otherwise effected pursuant hereto. Each type of Borrowing and each type of Letter of Credit is a “type” of Accommodation, as are Bankers’ Acceptances.

(2)	“Accommodation Request” means a notice of request for a Borrowing, a Drawing and/or an Issuance substantially in the form of schedule 2 annexed hereto, or such other form as the Administrative Agent may from time to time specify.

(3)	“Adjusted Term SOFR Rate” means, for any Interest Period, the rate per annum equal to (a) the Term SOFR Rate for such Interest Period, plus (b) [*****] provided, in each case, that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this agreement.

(4)	~~(3)~~ “Administrative Agent” means BNS and any successor administrative agent appointed in accordance with Article 11.

(5)	~~(4)~~ “Advance” means an advance of monies (other than and excluding Discount Proceeds) made or deemed to have been made by a Lender under the Credit Facility and includes an Advance resulting from a Conversion or Rollover (whether requested or deemed to have been requested hereunder) or otherwise effected pursuant hereto, including a Swingline Advance. An Advance may be denominated in US Dollars (a “US Dollar Advance”) or Cdn. Dollars (a “Canadian Dollar Advance”). A Canadian Dollar Advance shall be designated a “Prime Rate Advance” and a US Dollar Advance shall be designated from time to time, as requested or deemed to have been requested by the Borrower, a “~~LIBOR~~Term Benchmark Advance” or a “Base Rate Advance”. Each of a Prime Rate Advance, a ~~LIBOR~~Term Benchmark Advance and a Base Rate Advance is a “type” of Advance.

(6)	~~(5)~~ “affiliate” means, with respect to any person (the “first person”), any other person which controls (or is a member of a group which controls), or is under common control with, or is controlled by, the first person. Notwithstanding the foregoing, neither the Administrative Agent nor any Lender shall be deemed to be an affiliate of the Borrower or any affiliate thereof solely by reason of its agency function or lending relationship.

(7)	~~(6)~~ “Agency” means each of DBRS and S&P.

(8)	~~(7)~~ “Applicable Margin” means, in respect of the following types of Accommodation or the unadvanced portion of a Commitment or the Swingline Amount, as the case may be, the following corresponding margins and fees expressed as basis points per annum:

Level	Where the	Bankers’	Prime Rate	Commitment
	Ratings for	Acceptances,	Advances and	Fees:
	the Borrower	LIBORTerm	Base Rate
	are:	Benchmark	Advances:
Advances and
Issuance fees:

I	A and A or higher	[*****]	[*****]	[*****]
II	A- and A (low)	[*****]	[*****]	[*****]
III	BBB+ and BBB (high))	[*****]	[*****]	[*****]
IV	BBB and BBB	[*****]	[*****]	[*****]
V	BBB- and BBB (low) or below	[*****]	[*****]	[*****]

For the purposes of determining the Applicable Margin, the following shall apply:

(a)	Level V shall apply in the absence of at least one Rating.

(b)	If the Ratings provided by the two Agencies are at two different Levels, the Applicable Margin shall be calculated at the Level corresponding to the higher of the Ratings; provided that, if there are one or more Levels between such Ratings, the Applicable Margin shall be calculated at the Level that is immediately below the Level corresponding to the higher of the Ratings.

(c)	The Applicable Margin shall be determined from time to time by the Administrative Agent based solely upon deliveries made pursuant to section 6.1(10) or 8.1(9)(b), whose determination shall be conclusive and binding for all purposes hereof, absent demonstrated error. The Administrative Agent shall provide notice to the Borrower and the Lenders of any change in the Applicable Margin as so determined by it.

(d)	A change in Applicable Margin necessitated by a change in or absence of a Rating shall have effect as regards Base Rate Advances, Prime Rate Advances or ~~LIBOR~~Term Benchmark Advances then outstanding on the effective day of such change or the first day of such absence (each, a “change effective day”), shall have effect as regards fees referred to in sections 2.7(1)(a) and 5.6(1) and (2) on the change effective day, shall have effect as regards fresh Accommodations on or after the change effective day and shall not affect the stamping fees for outstanding Bankers’ Acceptances.

(9)	~~(8)~~ “Asset Securitization” means a sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by or on behalf of a person at the election of such person involving receivables and/or other assets in the course of an asset securitization transaction and regardless of the form of asset securitization.

(10)	~~(9)~~ “Asset Securitization Amount” means, at any time and without duplication, the balance of the cash proceeds received from an Asset Securitization.

(11)	~~(10)~~ “Assignee” shall have the meaning ascribed thereto in section 12.7(4).

(12)	~~(11)~~ “Assignor” shall have the meaning ascribed thereto in section 12.7(4).

(13)	~~(12)~~ “Attributable Debt” means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the lessee. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property.

(14)	“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark (or component thereof) or payment period for interest calculated with reference to such Benchmark (or component thereof), as applicable, that is or may be used for determining the length of an Interest Period for any term rate or otherwise, for determining any frequency of making payments of interest calculated pursuant to this agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of section 9.2.

(15)	~~(13)~~ “BA Equivalent Loan” means, in relation to a Drawing, a loan in Canadian Dollars made to the Borrower by a Non-Acceptance Lender as part of the Drawing in accordance with the provisions of section 4.11.

(16)	~~(14)~~ “Bankers’ Acceptance” means a depository bill as defined by the Depository Bills and Notes Act (Canada) or a blank non-interest bearing bill of exchange as defined by the Bills of Exchange Act (Canada), in either case drawn by the Borrower, denominated in Canadian Dollars and accepted by a Lender as a bankers’ acceptance, as evidenced by such Lender’s endorsement thereof at the request of the Borrower pursuant to an Accommodation Request and includes a Bankers’ Acceptance resulting from a Conversion or Rollover.

(17)	~~(15)~~ “Base Rate” means, at any time, the greater of:

(a)	the rate of interest per annum established and reported by BNS from time to time as the reference rate of interest it charges to customers for US Dollar loans made by it in Canada; and

(b)	the sum of (i) the Federal Funds Effective Rate multiplied by 365 (or 366 in the case of a leap year) and divided by 360, [*****]

as to which a certificate of the Administrative Agent, absent manifest error, shall be conclusive evidence from time to time. With each quoted or published change in such rate aforesaid of BNS there shall be a corresponding change in the rate of interest payable under this agreement, should such changed rate exceed that set forth in paragraph (b) of this definition, all without the necessity of any notice thereof to the Borrower or any other person.

(18)	~~(16)~~ “Base Rate Advance” has the meaning set forth in the definition of “Advance”.

(19)	~~(17)~~ “basis point” and “b.p.” each mean one one-hundredth (1/100) of one per cent, or .01%.

(20)	“Benchmark” means, initially, with respect to any Term Benchmark Advance, the Term SOFR Rate; provided that if a Benchmark Transition Event and the related Benchmark Replacement Date have occurred with respect to the Term SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of section 9.2.

(21)	“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	the sum of (i) Daily Simple SOFR and (ii) [*****]

(b)	the sum of (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities and (b) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to the above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this agreement and the other Credit Facility Documents.

(22)	“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time.

(23)	“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement and/or any Term Benchmark Advance, any technical, administrative or operational changes (including changes to the definition of “Business Day”, the definition of “U.S. Government Securities Business Day”, the definition of “Interest Period”, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or rollover notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent reasonably determines may be appropriate to reflect the adoption and implementation of such Benchmark and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this agreement and the other Credit Facility Documents).

(24)	“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to such then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event”, the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, if such Benchmark is a term rate, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

(25)	“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Bechmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, if such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

(26)	“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Credit Facility Document in accordance with section 9.2 and (y) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Credit Facility Document in accordance with section 9.2.

(27)	~~(18)~~ “Beneficiary” means, in respect of any Letter of Credit, the beneficiary specified therein.

(28)	~~(19)~~ “BNS” means The Bank of Nova Scotia.

(29)	~~(20)~~ “Borrower” means TELUS Corporation.

(30)	~~(21)~~ “Borrowing” means a borrowing consisting of one or more Advances. Prime Rate Advances, ~~LIBOR~~Term Benchmark Advances and Base Rate Advances are each a “type” of Borrowing.

(31)	~~(22)~~ “Business Day” means:

(a)	in respect of ~~LIBOR~~Term Benchmark Advances and payments in connection therewith (but not Term SOFR Determination Days), a day (other than Saturday or Sunday) ~~which is a day for trading by and between banks in US Dollar deposits in the London Eurodollar interbank market and which is also a day~~ on [*****]

(b)	in respect of Base Rate Advances, a day (other than Saturday or Sunday) on which banks are open for business in New York City, Vancouver, Calgary, Montreal or Toronto;

(c)	in respect of Swingline Advances denominated in US Dollars, a day (other than Saturday or Sunday) on which banks are open for business in New York City; and

(d)	for all other purposes of this agreement, a day (other than Saturday or Sunday) on which banks are open for business in Vancouver, Calgary, Montreal or Toronto.

(32)	~~(23)~~ “C$ Equivalent Debt” means, on any date in respect of any Debt denominated in US Dollars, the equivalent amount of such Debt expressed in Cdn. Dollars determined on the basis of the rate of exchange used for purposes of the Borrower’s consolidated balance sheet as at the end of the Financial Quarter ended on or most recently ended prior to such date; provided that, if the Borrower or any subsidiary has entered into a Hedge Instrument which protects the Borrower or such subsidiary against increases in the value of US Dollars as against Cdn. Dollars in respect of such Debt, the Cdn. Dollar equivalent of such Debt shall be reduced by any related deferred hedging asset or increased by any related deferred hedging liability determined in accordance with IFRS and shown on the Borrower’s consolidated balance sheet as at the end of such Financial Quarter.

(33)	~~(24)~~ “C$ Equivalent Principal Outstanding” means, at any time, the amount equal to:

(a)	when used in a context pertaining to Accommodations made by a single Lender under the Credit Facility, the Principal Outstanding in favour of such Lender under the Credit Facility; and

(b)	when used elsewhere in this agreement with reference to the Credit Facility, the Principal Outstanding in favour of the Lenders under the Credit Facility;

in each case calculated and expressed in Cdn. Dollars, with each US Dollar obligation converted for purposes of such calculation into the Equivalent Amount in Cdn. Dollars.

(34)	~~(25)~~ “Canadian Dollar Advance” has the meaning set forth in the definition of “Advance”.

(35)	~~(26)~~ “Canadian Dollars”, “Cdn. Dollars”, “Cdn. $”, “C$” and “$” each mean lawful money of Canada.

(36)	~~(27)~~ “Capital Lease” means a lease of (or other agreement conveying the right to use) real and/or personal property, which lease is required to be classified and accounted for as a capital lease on a balance sheet of the lessee under IFRS.

(37)	~~(28)~~ “Capital Lease Obligations” means, as to any person, the obligations of such person to pay rent or other amounts under a Capital Lease and, for purposes of this agreement, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with IFRS.

(38)	~~(29)~~ “Capital Stock” means, with respect to any person, any and all shares, interests (partnership, joint venture or otherwise), participations or other equivalents (however designated, whether voting or non-voting) in the equity of such person, whether now outstanding or issued after the date hereof.

(39)	~~(30)~~ “Cash Equivalents” means:

(a)	marketable, direct obligations of the United States of America, of Canada or of any political agency or subdivision thereof maturing within 365 days of the date of purchase;

(b)	commercial paper maturing within 180 days from the date of purchase thereof, and rated (i) in the United States “P-2” or better by Moody’s or “A-2” or better by S&P, or (ii) in Canada “A-1 low” or better by S&P or “R-1 low” or better by DBRS, or (iii) in any of the foregoing cases the equivalent thereof by any other recognized rating agency; and

(c)	certificates of deposit maturing within 365 days of the date of purchase issued by or acceptances accepted or Guaranteed by a bank to which the Bank Act (Canada) applies having at the time of acquisition a combined capital, surplus or undistributed profits of at least C$2 billion.

(40)	~~(31)~~ “CDOR Rate” means, on any day, the annual rate of discount determined by the Administrative Agent which is equal to the simple average of the yield rates per annum (calculated on the basis of a year of 365 days and calculated to two decimal places with .005 or more being rounded upward) applicable to bankers’ acceptances denominated in Canadian Dollars having, where applicable, comparable issue dates and maturity dates as the Bankers’ Acceptances proposed to be issued by the Borrower displayed and identified as such on the “CDOR Page” (or any display substituted therefor) of ~~Reuters Monitor Money Rates Service~~RBSL as at approximately 10:00 a.m. (Toronto time) on that day or, if that day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 a.m. (Toronto time) to reflect any error in the posted average annual rate of discount); provided, however, if those rates do not appear on the CDOR Page (or the display substituted therefor), then the CDOR Rate shall be the annual rate of discount determined by the Administrative Agent which is equal to the simple average of the yield rates per annum (calculated on the basis of a year of 365 days and calculated to two decimal places with .005 or more being rounded upward) applicable to those bankers’ acceptances in a comparable amount to the Bankers’ Acceptances proposed to be issued by the Borrower, quoted by three of the five largest (as to total assets) Schedule I Banks (as selected by the Administrative Agent) as of 10:00 a.m. (Toronto time) on that day or, if that day is not a Business Day, on the immediately preceding Business Day. Each determination of the CDOR Rate by the Administrative Agent shall be conclusive and binding, absent demonstrated error.

(41)	~~(32)~~ “Closing Date” means May 7, 2018 or such other date as shall be mutually agreed by the Borrower and the Lenders.

(42)	~~(33)~~ “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

(43)	~~(34)~~ “Commitment” means, for a Lender, the amount set forth opposite such Lender’s name on Part Two of schedule 1 annexed hereto (including Swingline Amount), to the extent not permanently reduced, cancelled or terminated pursuant to this agreement.

(44)	~~(35)~~ “Compliance Certificate” means a certificate delivered by the Borrower pursuant to section 8.1(8)(c) substantially in the form of schedule 6 annexed hereto.

(45)	~~(36)~~“Consolidated Subsidiaries” means, collectively, the Borrower’s subsidiaries (other than Excluded Subsidiaries).

(46)	~~(37)~~ “control” of a person (including, with correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such person (whether through ownership of Capital Stock, by contract or otherwise); provided that, in any event and without limitation, any person or combination of persons acting jointly or in concert which owns directly or indirectly more than 50% of the Capital Stock having ordinary voting power for the election of the directors of, or persons performing similar functions for, such person will be deemed to control such person (irrespective of whether at the time any other Capital Stock of such person of any other class shall or might have voting power upon the occurrence of any contingency).

(47)	~~(38)~~ “Control Event” means the acquisition by any person or a combination of persons acting jointly or in concert of more than 50% of the Capital Stock having ordinary voting power for the election of the directors of the Borrower (other than the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Borrower as a result of such transaction).

(48)	~~(39)~~ “Conversion” means, in respect of any Drawing or type of Borrowing, the conversion of the method for calculating interest, discount rates or fees thereon from one method to another in accordance with section 2.12, and includes a conversion from a Prime Rate Advance to a Drawing and vice-versa and a conversion from a ~~LIBOR~~Term Benchmark Advance to a Base Rate Advance and vice-versa. In addition, the repayment in full by the Borrower of the Principal Outstanding under an Accommodation in one currency and the concurrent making of an Accommodation in another currency, whereby the aggregate C$ Equivalent Principal Outstanding remains the same before and after such transactions, shall also be considered to be a Conversion for all purposes of this agreement.

(49)	“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

(50)	~~(40)~~ “Coverage Ratio” at any time means the ratio of X to Y for the Borrower and its Consolidated Subsidiaries, with each component calculated on a consolidated basis, where:

(a)	“X” is EBITDA determined for the four consecutive Financial Quarters ending at such time or immediately prior thereto, as the case may be, for which the Borrower has provided or is required prior to such time to provide a Compliance Certificate; and

(b)	“Y” is the Interest Expense for such four Financial Quarters.

(51)	~~(41)~~ “Credit Facility” means the credit facility to be made available for the purposes set forth in section 2.1(2), on a revolving basis and in an aggregate C$ Equivalent Principal Outstanding not to exceed C$2.75 billion.

(52)	~~(42)~~ “Credit Facility Documents” means this agreement, Bankers’ Acceptances, Letters of Credit and all other documents necessary to implement the financing comprised in the Credit Facility.

(53)	“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

(54)	~~(43)~~ “DBRS” means DBRS Limited.

(55)	~~(44)~~ “Debt” means, with respect to any person at any time, the sum of the following (without duplication):

(a)	the amount of all indebtedness for borrowed moneys of such person (including without limitation Purchase Money Obligations);

(b)	the amount of all obligations of such person evidenced by notes payable, drafts accepted representing extensions of credit, bonds, debentures or other similar instruments, to the extent such obligations would be considered indebtedness for borrowed moneys in accordance with IFRS;

(c)	all obligations of such person, whether or not contingent, with respect to or under any bankers’ acceptance facility or, except where the same secures payment of trade payables incurred in the ordinary course of business, any letter of credit facility or similar facility, including any liability arising under any indemnity obligation pertaining thereto;

(d)	the amount of the deferred purchase price of property or services, other than trade payables incurred in the ordinary course of business;

(e)	Capital Lease Obligations of such person;

(f)	all other debt upon which interest charges are customarily paid by such person;

(g)	Hedging Obligations of such person, determined on a net basis having regard to amounts payable by and to such person;

(h)	shares in the capital of such person redeemable at the option of the holder, or which by their terms or otherwise are required to be redeemed, at the time of determination of Debt;

(i)	all indebtedness of other persons secured by a Lien on any asset of such person, whether or not such indebtedness is assumed by such person; provided that the amount of such indebtedness shall be the lesser of (i) the fair market value of such asset at such date of determination, and (ii) the amount of such indebtedness; and

(j)	any Guarantee by such person in any manner of any part or all of an obligation included in clauses (a) to (i) above, but excluding any Guarantee by the Borrower of its own obligations.

The amount of Debt of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that (i) the amount at any time of indebtedness issued with original issue discount shall be the accreted amount thereof determined in accordance with IFRS, and (ii) Debt shall not include any liability for unpaid Taxes not yet due. The amount of Debt at any date shall be determined in Cdn. Dollars including the C$ Equivalent Debt of any Debt denominated in US Dollars at such date.

(56)	~~(45)~~ “Default” means an event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

(57)	~~(46)~~ “Discount Proceeds” means, in respect of Bankers’ Acceptances to be purchased by a Lender, the result (rounded to the nearest whole cent, with one-half of one cent and more being rounded up) obtained by multiplying the aggregate Face Amount of such Bankers’ Acceptances by a price (rounded up or down to the second decimal place, with .005 or more being rounded up) determined by dividing one by the sum of one plus the product of (x) the applicable Discount Rate multiplied by (y) a fraction, the numerator of which is the number of days in the term to maturity of such Bankers’ Acceptances and the denominator of which is 365.

(58)	~~(47)~~ “Discount Rate” means:

(a)	with respect to an issue of Bankers’ Acceptances accepted by a Lender that is a Schedule I Bank, the CDOR Rate; and

(b)	with respect to an issue of Bankers’ Acceptances accepted by a Lender that is not a Schedule I Bank, the lesser of:

(i)	the CDOR Rate plus [*****]; and

(ii)	either:

(A)	in the case of acceptance by a Lender that is a Schedule II Bank, the annual rate, expressed as a percentage, determined by the Administrative Agent as the average discount rate for bankers’ acceptances having a comparable face value in Cdn. Dollars and a comparable issue and maturity date to the face value and issue and maturity date of that issue of Bankers’ Acceptances calculated on the basis of a year of 365 days accepted by the Reference Lenders at or about 10:00 a.m. (Toronto time) on the date of issue of those Bankers’ Acceptances; or

(B)	in the case of acceptance by a Lender that is a Schedule III Bank, the annual rate, expressed as a percentage, determined by the Administrative Agent as the discount rate for bankers’ acceptances having a comparable face value in Cdn. Dollars and a comparable issue and maturity date to the face value and issue and maturity date of that issue of Bankers’ Acceptances calculated on the basis of a year of 365 days accepted by such Lender at or about 10:00 a.m. (Toronto time) on the date of issue of those Bankers’ Acceptances.

(59)	~~(48)~~ “Drawing” means the creation or making of one or more Bankers’ Acceptances in pursuance of an Accommodation Request.

(60)	~~(49)~~ “Drawing Date” means any Business Day fixed in accordance with the provisions of this agreement for a Drawing.

(61)	~~(50)~~ “EBITDA” for any person for any period means the net income of such person for such period, excluding in the calculation of net income all extraordinary and all other non-recurring items (such exclusion to include restructuring and workforce reduction costs), foreign exchange losses or gains, unrealized changes in the forward element of any VPPA and losses or gains on the repurchase or redemption of any securities, plus, to the extent deducted in calculating such net income, Interest Expense, depreciation, amortization (including amortization of goodwill) and income taxes (whether or not deferred). In connection with the calculation of EBITDA based on a period of four consecutive Financial Quarters with respect to an acquired entity (in this definition, the “acquired entity”), in circumstances where the acquired entity has been owned for less than four full Financial Quarters, EBITDA attributable to the acquired entity shall be the amount obtained when the EBITDA for the acquired entity during the period of ownership by the Borrower is multiplied by a fraction, the numerator of which is the number of days from the date of acquisition of the acquired entity to the same calendar date in the next succeeding year, and the denominator of which is the number of days of ownership by the Borrower. For purposes of a calculation of EBITDA based on a period of four consecutive Financial Quarters with respect to an entity (in this definition, the “former entity”) that was disposed of during such period, EBITDA attributable to the former entity shall be nil.

(62)	~~(51)~~ “Environmental Laws” means all applicable Laws, Permits and guidelines or requirements of any Official Body (whether or not having the force of Law, and including consent decrees as to which the Borrower or a Material Subsidiary is a party or otherwise subject, and administrative orders which may affect the Borrower or a Material Subsidiary) relating to public health and safety, protection of the environment, the Release of Hazardous Materials and occupational health and safety.

(63)	~~(52)~~ “Equivalent Amount” means, on a particular date in respect of any amount (the “original amount”) expressed in a particular currency (the “original currency”), the equivalent amount expressed in a second designated currency (the “second currency”) determined by reference to the Bank of Canada noon rate at which the original currency may be exchanged into the second currency as published on the Reuters Screen page BOFC. In the event that such rate does not appear on such Reuters page, such rate shall be ascertained by reference to any other means (as selected by the Administrative Agent) by which such rate is quoted or published from time to time by the Bank of Canada; provided that, if at the time of any such determination, for any reason, no such exchange rate is being quoted or published, the Administrative Agent may use such reasonable method as it considers appropriate to ascertain such rate, and the resulting determination shall be conclusive absent manifest error.

(64)	~~(53)~~ “Event of Default” means any of the events specified in section 10.1.

(65)	~~(54)~~ “Excluded Debt” means Intercompany Debt owed by the Borrower to a Material Subsidiary, or vice versa, or owed by a Material Subsidiary to another Material Subsidiary.

(66)	~~(55)~~ “Excluded Subsidiary” means a subsidiary of the Borrower that has been designated as an Excluded Subsidiary by the Borrower in accordance with section 8.1(11). As of the Closing Date, none of the subsidiaries of the Borrower are Excluded Subsidiaries.

(67)	~~(56)~~ “Excluded Taxes” shall mean, in relation to any Lender, those Taxes which are imposed or levied by any jurisdiction or any political subdivision thereof:

(a)	on or measured by the overall net income of such Lender or its applicable Lending Branch or any affiliate thereof, and all franchise taxes, branch taxes, taxes on doing business or taxes measured by capital or net worth imposed on any Lender or its applicable Lending Branch or any affiliate thereof, as a result of such Lender (i) carrying on a trade or business therein or having a permanent establishment therein, (ii) being organized under the laws of such jurisdiction or any political subdivision thereof, or (iii) being or being deemed to be resident or domiciled in such jurisdiction for income tax purposes;

(b)	by reason of such Lender not dealing at arm’s length (as such term is interpreted for purposes of the Income Tax Act (Canada)) with the Borrower;

(c)	by reason of such Lender being a “specified non-resident shareholder” of the Borrower as defined in subsection 18(5) of the Income Tax Act (Canada);

(d)	by reason of the application of either subsection 18(6.1) or subsection 212(3.1) of the Income Tax Act (Canada), in each case as proposed by the Minister of Finance (Canada) in a Notice of Ways and Means Motion dated February 11, 2014; or

(e)	which would not have been imposed but for a failure by a Lender to satisfy the relevant authority that such Lender was not a person mentioned in clause (a), (b) or (d) above;

or any U.S. federal withholding taxes that would not have been imposed but for a failure by a Lender (or any financial institution through which any payment is made to such Lender) to comply with the procedures, certifications, information reporting, disclosure, or other related requirements of FATCA.

(68)	~~(57)~~ “Face Amount” means, in respect of a Bankers’ Acceptance, the amount payable to the holder thereof on its maturity and, in respect of a Letter of Credit, the maximum amount that may from time to time be payable to the Beneficiary thereof, and where used in a context referring to more than one Bankers’ Acceptance and/or Letter of Credit means the aggregate of the Face Amounts thereof.

(69)	~~(58)~~ “FATCA” means Sections 1471 through 1474 of the Code as in effect on the date of this agreement (or any amended or successor provisions, provided that such amended or successor provisions do not place compliance or other burdens on the affected Lender (as determined in the reasonable judgment of such affected Lender) that are materially more onerous than the provisions in effect on the date of this agreement) and any regulations or other guidance thereof.

(70)	~~(59)~~ “Federal Funds Effective Rate” means, for any day, an interest rate per annum expressed on the basis of a 360 day year equal to the weighted average (rounded upwards if necessary to the next 0.01%) of the rates on overnight federal funds transactions with members of the United States Federal Reserve System arranged by federal funds brokers on such day, as published for such day (or, if such day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York or, if such rate is not so published for any day which is a Business Day, the average (rounded upwards if necessary to the next 0.01%) of the quotations at approximately 11:00 a.m. (New York time) for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent in its sole discretion.

(71)	“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

(72)	~~(60)~~ “Financial Quarter” means a period of three consecutive months ending on and including March 31, June 30, September 30 or December 31, as the case may be.

(73)	~~(61)~~ “Financial Year” means a financial year commencing on January 1 of each calendar year and ending on and including December 31 of such year.

(74)	“Floor” means a rate of interest equal to 0%.

(75)	~~(62)~~ “Fronting Lender” means BNS in its capacity as the issuer of Letters of Credit as contemplated by Article 5.

(76)	~~(63)~~ “Funded Debt” of any person at any time means the Debt of such person at such time, less:

(a)	item (g) thereunder;

(b)	that portion of the face amount of any letter of credit that would otherwise be included in item (c) thereunder but has not yet been drawn at such time; and

(c)	the sum of (i) the amount of such person’s cash on hand at such time subject to no Lien other than any right of refund, set-off or charge-back available to any bank or other financial institution, and (ii) the market value of all Cash Equivalents held by such person at such time; provided that, during any time that the Applicable Margin is determined at Level V of the definition thereof, the amount determined under this item (c) shall be deemed to be zero.

(77)	~~(64)~~ “Guarantee” means, with respect to any person, any obligation of such person directly or indirectly guaranteeing any indebtedness or other obligation of any other person and, without limiting the generality of the foregoing, includes any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness or other obligation of such other person (whether arising by virtue of partnership, joint venture or similar arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, or to maintain financial condition or otherwise), or (ii) entered into for purposes of assuring in any manner the obligee of such indebtedness or other obligation of the payment or performance (or payment of damages in the event of non-performance) thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the foregoing shall exclude endorsement of negotiable instruments for collection or deposit in the ordinary course of business.

(78)	~~(65)~~ “Hazardous Materials” means:

(a)	any oil, flammable substances, explosives, radioactive materials, hazardous wastes or substances, toxic wastes or substances or any other wastes, contaminates, materials or pollutants which:

(i)	pose a hazard to any real property, or to persons on or about any real property; or

(ii)	cause any real property to be in violation of any Law;

(b)	asbestos in any form which is or could become friable, urea formaldehyde foam insulation, transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls in excess of limits prescribed by Law, or radon gas;

(c)	any chemical, material or substance defined as or included in the definition of “dangerous goods”, “deleterious substance”, “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous waste”, or “toxic substances”, “waste” or words of similar import under any Law, including the Canadian Environmental Protection Act (Canada), Fisheries Act (Canada), Transportation of Dangerous Goods Act (Canada), Canada Water Act (Canada) and any applicable provincial legislation; and

(d)	any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Official Body or which may or could pose a hazard to the occupants of any real property or the owners or occupants of property adjacent to or surrounding any real property, or any other person coming upon any real property or adjacent or surrounding property.

(79)	~~(66)~~ “Hedge Instrument” means any interest rate or foreign exchange risk management agreement or product, including interest rate or currency exchange or swap agreements, futures contracts, forward rate agreements, interest rate cap agreements and interest rate collar agreements, options and all other agreements or arrangements designed to protect such person against fluctuations in interest rates or currency exchange rates.

(80)	~~(67)~~ “Hedging Obligations” means, with respect to any person, payment or delivery obligations under Hedge Instruments.

(81)	~~(68)~~ “IFRS” means, in relation to any person at any time, International Financial Reporting Standards as in effect from time to time in Canada and applied on a basis consistent with the most recent audited financial statements of such person and its consolidated subsidiaries (except for changes approved by the auditors of such person).

(82)	~~(69)~~ “Increased Costs” means any amounts payable by the Borrower to the Administrative Agent or a Lender under any of sections 3.2(3), 5.8 and 8.1(10), Article 9 and section 12.4.

(83)	~~(70)~~ “Indebtedness for Borrowed Moneys” means Debt of the nature contemplated by paragraphs (a), (b), (c) (as to bankers’ acceptances), (d), (e) and (j) (to the extent the underlying Debt which is the subject of such Guarantee is of the nature contemplated by the foregoing) of the definition of Debt, in each case calculated in accordance with IFRS as the same was in effect on December 31, 2018.

(84)	~~(71)~~ “Intercompany Debt” means any Debt of a subsidiary of the Borrower to the Borrower, and vice-versa, or to another subsidiary of the Borrower.

(85)	~~(72)~~ “Interest Expense” for any person for any period means, without duplication, the aggregate amount of interest and financing charges in respect of Debt (including amortization of original issue discount on any Debt, but excluding for greater certainty underwriting and arrangement fees), mandatory dividend payments on shares comprising Debt (unless such dividends are cumulative or, if unpaid, are not required to be paid in the future), and that component of rentals in respect of Capital Lease Obligations which is treated as interest expense or financing charge under IFRS, paid, accrued and/or scheduled to be paid, as the case may be, by such person during such period, net of interest earned by such person during such period.

~~(73~~) ~~“Interest Period” means, for each LIBOR Advance, a period commencing:~~

~~(a) in the case of the initial Interest Period for such Advance, on the date of such Advance; and~~

(86)	~~(b)~~ “Interest Payment Date” means, in the case of ~~any subsequent Interest Period for such Advance in accordance with a Rollover, on~~interest on Term Benchmark Advances, the last day of ~~the immediately preceding~~each Interest Period~~;~~ applicable to such Advance and the Maturity Date.

(87)	“Interest Period” means, with respect to any Term Benchmark Advance, the period commencing on the date of the Advance of such Term Benchmark Advance and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months thereafter (in each case, subject to the availability thereof), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of section 9.2 shall be available for specification in any such request for a Advance or conversion, continuation or prepayment of a Term Benchmark Advance. For purposes hereof, the date of a Term Benchmark Advance initially shall be the date on which such Advance is made and thereafter shall be the effective date of the most recent conversion or continuation of such Term Benchmark Advance.

~~and ending in either case on the last day of such period as shall be selected by the Borrower pursuant to the provisions below.~~

If ~~a Base Rate Advance is converted to a LIBOR Advance, the initial Interest Period for such LIBOR Advance shall commence on the date of such Conversion. The duration of each Interest Period for a LIBOR Advance shall be one, two, three or six months (subject to availability), as the Borrower may select in the applicable Accommodation Request, or such other period to which the Lenders may agree. No Interest Period may be selected which would end on a day after the Maturity Date or, in the opinion of the Administrative Agent, conflict with any repayment stipulated herein. Whenever the last day of an Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day.~~

(88)	~~(74)~~ “ISP98” means the International Standby Practices ISP98, as published by the International Chamber of Commerce and in effect from time to time.

(89)	~~(75)~~ “Issuance” means the issuance of one or more Letters of Credit made pursuant to an Accommodation Request.

(90)	~~(76)~~ “Issue Date” means any Business Day fixed in accordance with the provisions of this agreement for an Issuance.

(91)	~~(77)~~ “Law” means any law (including common law and the laws of equity), constitution, statute, treaty, regulation, by-law, rule, ordinance, order, injunction, writ, decree or award of any Official Body.

(92)	~~(78)~~ “Lenders” means those financial institutions whose names are set forth on the execution pages hereof under the heading “Lenders” and their respective successors and assigns.

(93)	~~(79)~~ “Lenders’ Counsel” means ~~Farris, Vaughan, Wills & Murphy~~Fasken Martineau DuMoulin LLP or such other law firm or firms as may from time to time be chosen by the Lenders to act on their behalf in connection with the Credit Facility.

(94)	~~(80)~~ “Lending Branch” means, in respect of a particular Lender, the branch whose address is set forth in schedule 1 annexed hereto, or such other branch as such Lender may designate from time to time by notice given to the Administrative Agent and the Borrower.

(95)	~~(81)~~ “Letter of Credit” means a standby or commercial letter of credit or a letter of guarantee for a specified amount in Canadian or US Dollars issued by the Fronting Lender on behalf of the Lenders at the request and upon the indemnity of the Borrower pursuant to Article 5 and (subject to section 5.3(b)) having a term to maturity from the date of issuance thereof of no more than 365 days.

(96)	~~(82)~~ “Leverage Ratio” at any time means the ratio of X to Y for the Borrower and its Consolidated Subsidiaries, with each component calculated on a consolidated basis, where:

(a)	“X” is the sum, without duplication, of Funded Debt and Asset Securitization Amounts at that time; and

(b)	“Y” is EBITDA determined for the four consecutive Financial Quarters ending at such time or immediately prior thereto, as the case may be, for which the Borrower has provided or is required prior to such time to provide a Compliance Certificate.

~~(83)~~	~~“LIBOR”, with respect to any Interest Period, means:~~

(a)	 ~~the rate of interest (expressed as an annual rate on the basis of a 360 day year) determined by the Administrative Agent to be the arithmetic mean (rounded up to the nearest 0.01%) of the offered rates for deposits in US Dollars for a period equal to the particular Interest Period, which rates appear on (A) the Reuters screen LIBO page, or (B) if such Reuters screen page is not readily available to the Administrative Agent, Page 3750 of the Telerate screen, in either case as of 11:00 a.m. (London time) on the second London Business Day before the first day of that Interest Period;~~

~~(b)~~	~~if neither such Reuters screen page nor Telerate screen page is readily available to the Administrative Agent for any reason, the rate of interest determined by the Administrative Agent which is equal to the simple average of the rates of interest (expressed as a rate per annum on the basis of a year of 360 days and rounded up to the nearest 0.01%) at which three of the five largest (as to total assets) Schedule I Banks (as selected by the Administrative Agent~~) ~~would be prepared to offer leading banks in the London interbank market a deposit in US Dollars for a term coextensive with that Interest Period in an amount substantially equal to the relevant LIBOR Advance at or about 10:00 a.m~~.~~(Toronto time) on the second London Business Day before the first day of such Interest Period;~~

~~where “London Business Day” means a day (other than Saturday or Sunday) which is a day for trading by and between banks in US Dollar deposits in the London Eurodollar interbank market; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for purposes of this agreement.~~

~~(84)~~	“~~LIBOR Advance”has the meaningset forth in the definition of “Advance”.~~

(97)	~~(85)~~ “Lien” means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance or charge (whether fixed, floating or otherwise) or title retention, and any deposit of moneys under any agreement or arrangement whereby such moneys may be withdrawn only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor, or any right of or arrangement of any kind with any creditor to have its claims satisfied prior to other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired.

(98)	~~(86)~~ “Majority Lenders” means Lenders whose respective individual Commitments aggregate at least 50.1% of the total Commitments of all Lenders at such time determined without regard to section 2.1(6)(c); provided that, for purposes of declaring the Obligations to be due and payable pursuant to section 10.2, and for all purposes after the Obligations become due and payable pursuant to section 10.2 or the Commitments expire or terminate, “Majority Lenders” shall mean Lenders whose respective Principal Outstanding aggregate at least 50.1% of the total Principal Outstanding of all Lenders at such time.

(99)	~~(87)~~ “Material Adverse Effect” means:

(a)	any material adverse change in the assets, properties, operations or condition, financial or otherwise, of the Borrower and the Material Subsidiaries taken as a whole; or

(b)	any material impairment or reduction in the ability (financial or otherwise) of the Borrower to fulfil any covenant or obligation to the Administrative Agent or the Lenders.

(100)	~~(88)~~ “Material Subsidiary” means, at any time, any subsidiary whose total assets, consolidated in the case of a Material Subsidiary which itself has subsidiaries, represent not less than 10% of the consolidated total assets of the Borrower, such consolidated total assets to be calculated by reference to its most recently completed Financial Quarter.

(101)	~~(89)~~ “Maturity Date” means ~~April 6~~July 14, ~~2026~~2028.

(102)	~~(90)~~ “Moody’s” means Moody’s Investors Service, Inc.

(103)	~~(91)~~ “Net Tangible Assets” means, at any time, the consolidated assets of the Borrower determined at such time in accordance with IFRS, less intangible assets (other than intangible assets, including spectrum licenses, with indefinite lives).

(104)	~~(92)~~ “Non-Acceptance Discount Rate” means, for any day, the Discount Rate that is the lesser of the rates described in paragraph (b)(i) and (b)(ii)(A) of the definition of Discount Rate; provided that, if at any relevant time there are no Reference Lenders, the Non-Acceptance Discount Rate will be the Discount Rate in paragraph (b)(i) of that definition.

(105)	~~(93)~~ “Non-Acceptance Lender” has the meaning set forth in section 4.11.

(106)	~~(94)~~ “Notice” means, as the context requires, an Accommodation Request or a Repayment/Cancellation Notice.

(107)	“NYFRB” means the Federal Reserve Bank of New York.

(108)	“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

(109)	~~(95)~~ “Obligations” means at any time the amount equal to the sum of:

(a)	the Principal Outstanding under the Credit Facility;

(b)	all accrued and unpaid interest thereon and all interest on accrued and unpaid interest; and

(c)	all accrued and unpaid fees, expenses, costs, indemnities, Increased Costs and other amounts payable to the Lenders or the Administrative Agent pursuant to the provisions of any Credit Facility Document or otherwise in respect of the Credit Facility.

(110)	~~(96)~~ “Official Body” means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or supranational body, any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, judicial entity, or arbitrator, whether foreign or domestic.

(111)	~~(97)~~ “Participant” shall have the meaning ascribed thereto in section 12.7(3).

(112)	~~(98)~~ “Payment Account” means, for the Borrower, [*****] held with BNS in Vancouver, British Columbia, or such other place or account as may be agreed by the Administrative Agent and the Borrower from time to time and notified to the Lenders.

(113)	~~(99)~~ “Permit” means any permit, licence, approval, consent, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption and other similar concession or by-law, rule or regulation (whether or not having the force of Law) of, by or from any Official Body.

(114)	~~(100)~~ “Permitted Liens” means, in respect of any person at any time, any one or more of the following:

(a)	Liens for Taxes, assessments or government charges or levies not at the time due and delinquent or the validity of which is being contested at the time by such person in good faith by proper legal proceedings, and which contested Liens have not had and would not reasonably be expected to have a Material Adverse Effect;

(b)	the Lien of any judgment rendered or claim filed against such person which such person shall be contesting in good faith by proper legal proceedings, and which Lien has not had and would not reasonably be expected to have a Material Adverse Effect;

(c)	Liens or privileges imposed by Law such as carriers, warehousemen’s, mechanics and materialmen’s Liens and privileges arising in the ordinary course of business not at the time due or delinquent or which are being contested at the time by such person in good faith by proper legal proceedings, and which contested Liens or privileges have not had and would not reasonably be expected to have a Material Adverse Effect;

(d)	undetermined or inchoate Liens incidental to current operations which have not at such time been filed;

(e)	restrictions, easements, rights-of-way, servitudes or other similar rights in land or immovable property (including rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons; provided that, in the case of a property having a value in excess of C$10 million, such restrictions, easements, rights-of-way, servitudes or other similar rights in the aggregate will not materially impair the usefulness, in the operation of the business of such person, of such property;

(f)	the right reserved to or vested in any Official Body, by the terms of any Permit acquired by such person or by any Law, to terminate any such Permit or to require annual or other payments as a condition to the continuance thereof;

(g)	the encumbrance resulting from the deposit of cash or securities in connection with any of the Liens referred to in paragraph (a), (b) or (c) of this definition pending a final determination as to the existence or amount of any obligation referred to therein, or in connection with contracts, tenders, leases or expropriation proceedings, or to secure worker’s compensation, obligations under employee pension or retirement plans or other benefit plans, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, and any right of refund, set-off or charge-back available to any bank or other financial institution;

(h)	security given to a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of such person in the ordinary course of its business;

(i)	the reservations, limitations, provisos and conditions, if any, expressed in any grants from the Crown or any similar authority;

(j)	title defects or irregularities which are of a minor nature; provided that, in the case of a property having a value in excess of C$10 million, such title defects or irregularities in the aggregate will not materially impair the use of the property for the purposes for which it is held by such person;

(k)	Liens securing Capital Lease Obligations and Purchase Money Obligations not in the aggregate in excess of 5% of the consolidated gross revenues of the Borrower and its subsidiaries for the four consecutive Financial Quarters then most-recently ended;

(l)	the Liens contemplated hereby in favour of the Administrative Agent over any cash collateral account;

(m)	Liens securing Debt or other obligations of the Borrower or a Material Subsidiary owing to, as the case may be, the Borrower or another Material Subsidiary;

(n)	Liens granted by TELUS International (Cda) Inc. from time to time on any of its property or assets to secure its Indebtedness for Borrowed Moneys under the TI Credit Agreement and its other Secured Obligations (as defined therein);

(o)	Liens on property or shares of a person at the time that such person becomes a Material Subsidiary; provided, however, that the Lien may not extend to any other property or assets owned by any Material Subsidiary; provided, further, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Material Subsidiary;

(p)	Liens on property or assets at the time the Borrower or a Material Subsidiary acquires the property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into the Borrower or a Material Subsidiary; provided, however, that the Lien may not extend to any other property or assets owned by the Borrower or such Material Subsidiary; provided, further, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition;

(q)	Liens to secure any refinancing, extension, renewal or replacement as a whole, or in part, of any Debt secured by any Lien referred to in the foregoing paragraphs (n), (o) or (p);

(r)	any Lien that extends only to a non-material asset, securing (in the aggregate with all other Liens outstanding under this paragraph (r)) an amount less than C$10 million (or the Equivalent Amount in other currencies), where such Lien has inadvertently been granted or incurred and has not remained outstanding more than 20 days after the Administrative Agent has requested that same be released;

(s)	other Liens not otherwise covered by this definition, where the sum of (i) with respect to Liens which secure Debt or Attributable Debt, the aggregate of such Debt or Attributable Debt, and (ii) with respect to other Liens, the book value of the property affected thereby, does not exceed 15% of Net Tangible Assets as at the date of the most recent financial statements delivered to the Administrative Agent pursuant to section 8.1(8) of this agreement;

(t)	Liens on property of the Borrower or a Material Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any state or department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(u)	leases or subleases entered into by the Borrower or a Material Subsidiary or by which the Borrower or a Material Subsidiary is bound that do not materially interfere with the ordinary course of business of the Borrower and its subsidiaries, taken as a whole;

(v)	Liens encumbering property under construction arising from progress or partial payments made by a customer of the Borrower or its subsidiaries relating to such property;

(w)	any interest or title of a lessor in the property subject to any lease; and

(x)	Liens in favour of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods.

(115)	~~(101)~~ “Permitted Mergers” means a transaction otherwise prohibited by section 8.2(2) where the following conditions are satisfied:

(a)	in the case of any such transaction involving the Borrower, the resulting, surviving or transferee person shall be a person that is not a non-resident of Canada for purposes of the Income Tax Act (Canada) and is organized and existing under the laws of Canada or any province thereof, and such person shall expressly assume on terms and conditions as to legal effect satisfactory to the Lenders’ Counsel the obligations of the Borrower under all Credit Facility Documents;

(b)	in the case of any such transaction involving the Borrower or any Material Subsidiary:

(i)	no Default or Event of Default has occurred and is continuing and immediately after giving effect to such transaction on a pro forma basis no Default or Event of Default shall have occurred and be continuing;

(ii)	no such transaction shall affect the validity or enforceability of any Credit Facility Document; and

(iii)	the Borrower shall deliver to the Administrative Agent promptly following such transaction a certificate of a Senior Officer and an opinion of counsel to the Borrower, each stating that such transaction complies herewith and each being otherwise in form and substance reasonably acceptable to the Administrative Agent;

provided that the certificate and opinion referred to in (iii) shall not be required in the case of a transaction:

(iv)	involving (A) only the Borrower and Material Subsidiaries, or (B) only Material Subsidiaries; or

(v)	comprising the amalgamation or merger of the Borrower or a Material Subsidiary with a person that is directly or indirectly a wholly-owned subsidiary of the Borrower.

(116)	~~(102)~~ “person” includes an individual, partnership, body corporate, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture and other entity and any Official Body.

(117)	~~(103)~~ “Prime Rate” means, at any time, the greater of:

(a)	the rate of interest per annum established and reported by BNS from time to time as the reference rate of interest it charges to customers for Canadian Dollar loans made by it in Canada; and

(b)	the sum of:

(i)	the average one month bankers’ acceptance rate as quoted on Reuters Service page CDOR as at 10:00 a.m. (Toronto time) on such day, expressed as a rate per annum; plus

(ii)	[******] basis points;

as to which a certificate of the Administrative Agent, absent manifest error, shall be conclusive evidence from time to time. With each quoted or published change in such rate aforesaid of BNS there shall be a corresponding change in any rate of interest payable under this agreement based on the Prime Rate should such changed rate exceed that set forth in paragraph (b) of this definition, all without the necessity of any notice thereof to the Borrower or any other person.

(118)	~~(104)~~ “Prime Rate Advance” has the meaning set forth in the definition of “Advance”.

(119)	~~(105)~~ “Principal Outstanding” means, at any time, the amount equal to:

(a)	when used in a context pertaining to Accommodations made by a single Lender, the sum of:

(i)	the aggregate principal amount of all Advances and BA Equivalent Loans then outstanding made by such Lender; and

(ii)	the Face Amount of all Accommodations then outstanding made by such Lender by way of Bankers’ Acceptances (whether or not held by such Lender) and such Lender’s pro rata allocation of the Face Amount of all Letters of Credit issued by the Fronting Lender; and

(b)	when used elsewhere in this agreement, the sum of:

(i)	the aggregate principal amount of all Advances and BA Equivalent Loans then outstanding made by the Lenders; and

(ii)	the Face Amount of all Accommodations then outstanding made by the Lenders by way of Bankers’ Acceptances (whether or not held by the respective Lenders) and Letters of Credit.

(120)	~~(106)~~ “Principal Property” means at any time assets, revenues or any other property or property right or interest (whether tangible or intangible, real or personal, including any right to receive income) which has a fair market value or a book value in excess of US$5 million (or its equivalent in any other currency or currencies).

(121)	~~(107)~~ “Purchase Money Obligation” means indebtedness under any purchase money mortgage, pledge or other purchase money Lien entered into in the ordinary course of business and secured upon property acquired by a person.

(122)	~~(108)~~ “Rating” means a rating assigned to the public senior unsecured debt of the Borrower by an Agency.

(123)	“RBSL” shall have the meaning ascribed thereto in section 9.6(1).

(124)	~~(109)~~ “receiver” includes a receiver, receiver/manager and receiver and manager.

(125)	~~(110)~~ “Reference Lenders” means any two Lenders as selected by the Administrative Agent from time to time and that are acceptable to the Borrower which are banks under Schedule II of the Bank Act (Canada).

(126)	“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is the Term SOFR Rate, 5:00 a.m. (New York City time) on the day that is two Business Days preceding the date of such setting, or (2) if such Benchmark is not the Term SOFR Rate, the time determined by the Administrative Agent in its reasonable discretion.

(127)	“Relevant Governmental Body” means, the Federal Reserve Board and/or the NYFRB, the Term SOFR Administrator, as applicable, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto.

(128)	~~(111)~~ “Related Fund” shall have the meaning ascribed thereto in section 12.7(4).

(129)	~~(112)~~ “Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping, or permitting any of the foregoing to occur.

(130)	“Renewable Energy Certificate” means a market-based instrument that certifies the bearer owns one megawatt-hour (MWh) of electricity generated from a renewable energy resource.

(131)	~~(113)~~ “Repayment/Cancellation Notice” means a notice in the form of or to substantially similar effect as schedule 3 annexed hereto, given to the Administrative Agent by the Borrower pursuant to any relevant provision of this agreement.

(132)	~~(114)~~ “Required Notice”, when used with respect to a type of Accommodation, a payment, prepayment or reduction of the Commitments hereunder, means such number of days’ notice to the Administrative Agent as is set forth in schedule 7 annexed hereto.

(133)	~~(115)~~ “Rollover” means, in respect of a Borrowing by way of ~~LIBOR~~Term Benchmark Advances, the continuation thereof or any portion thereof for a succeeding Interest Period and, in respect of a Drawing, the issuance of a further Drawing on any day in a Face Amount not exceeding the Face Amount of the Drawing maturing on that day, the proceeds of which are used to pay (directly or indirectly) the maturing Drawing, all as contemplated by section 2.12.

(134)	~~(116)~~ “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc.

(135)	~~(117)~~ “Sale and Lease-Back Transaction” means any transaction or series of related transactions pursuant to which the Borrower or a Material Subsidiary sells or transfers any Principal Property of the Borrower or such Material Subsidiary to any person and leases back such Principal Property by way of a Capital Lease Obligation, but does not include (a) any Sale and Lease-Back Transaction between the Borrower and a Material Subsidiary, or between Material Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

(136)	~~(118)~~ “Schedule I Bank”, “Schedule II Bank” or “Schedule III Bank” mean a bank under (as the case may be) Schedule I or II of the Bank Act (Canada) or an authorized foreign bank under Schedule III of the Bank Act (Canada); provided that, for the purposes of the definition of Discount Rate, ~~Alberta Treasury Branches~~ATB Financial shall be considered to be a Schedule I Bank.

(137)	~~(119)~~ “Senior Officer” means, in respect of a corporation, the chair of the board, the president or chief executive officer, the chief financial officer, the chief legal officer, a vice-president, the secretary, the treasurer or such other officer as the Administrative Agent may agree to.

(138)	“SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

(139)	~~(120)~~ “subsidiary” means, at any time with respect to a person, any other person, if at such time such first-mentioned person owns, directly or indirectly, more than 50% of the Capital Stock in such other person entitled ordinarily to vote in the election of the board of directors of, or persons performing similar functions for, such other person.

(140)	~~(121)~~ “Swingline” means that portion of the Credit Facility to be made available by the Swingline Lender to the Borrower as described in section 2.1(6).

(141)	~~(122)~~ “Swingline Advance” has the meaning set forth in said section 2.1(6).

(142)	~~(123)~~ “Swingline Amount” means C$250 million (or the Equivalent Amount in US Dollars) to the extent not permanently reduced, cancelled or terminated pursuant to this agreement.

(143)	~~(124)~~ “Swingline Lender” means BNS acting in its capacity as the Lender of Swingline Advances under section 2.1(6).

(144)	~~(125)~~ “Taxes” means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof as of the date hereof or at any time in the future together with interest thereon and penalties with respect thereto, if any, and any payments of principal, interest, charges, fees or other amounts made on or in respect thereof (but excluding Excluded Taxes), and “Tax” and “Taxation” shall be construed accordingly.

(145)	“Term Benchmark Advances” means an Advance under the Credit Facility byway of loan in US Dollars upon which the interest rate shall be calculated in accordance with the applicable provisions of this agreement with reference to Adjusted Term SOFR Rate and which matures on or before the Maturity Date.

(146)	“Term SOFR Administrator” means CME Group Benchmark Administration Limited (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

(147)	“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR Rate.

(148)	“Term SOFR Rate” means, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR Rate will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

(149)	“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

(150)	~~(126)~~ “TCI” means TELUS Communications Inc.

(151)	“Third Amending Agreement Effective Date” means July 14, 2023, being the effective date of the third amending agreement to this agreement dated July 14, 2023, between the Borrower, the Administrative Agent and the Lenders party thereto

(152)	~~(127)~~ “this agreement”, “herein”, “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this agreement as supplemented or amended and not to any particular Article, section, paragraph, schedule or other portion hereof; and the expressions “Article”, “section”, “paragraph” and “schedule” followed by a number or letter mean and refer to the specified Article, section, paragraph or schedule of this agreement.

(153)	~~(128)~~ “TI Credit Agreement” means the second amended and restated credit agreement made as of December 22, 2020 between, among others, The Bank of Nova Scotia, as administrative agent, the lenders party thereto from time to time, as lenders, and TELUS International (Cda) Inc., as the same may be amended, amended and restated, supplemented, replaced or refinanced from time to time.

(154)	~~(129)~~ “Transferee” shall have the meaning ascribed thereto in section 12.7(5).

~~(130)  “2016 Credit Agreement” means the credit agreement dated May 4, 2016 between TELUS Corporation as borrower, The Bank of Nova Scotia as administrative agent and the Lenders (as therein defined).~~

(155)	“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

(156)	~~(131)~~ “Uniform Customs” means the Uniform Customs and Practice for Documentary Credits, as published by the International Chamber of Commerce and in effect from time to time.

(157)	~~(132)~~ “US Dollar Advance” has the meaning set forth in the definition of “Advance”.

(158)	~~(133)~~ “US Dollars”, “United States Dollars” and “US$” each mean lawful money of the United States of America in same day immediately available funds or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day payment is due hereunder.

(159)	“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

(160)	“VPPA” means any long-term virtual power purchase agreement entered into from time to time by a seller and the Borrower (or any of its subsidiaries), as buyer, whereby the seller under such agreement receives an agreed price per megawatt generated and provides the Borrower (or such subsidiary) with an equivalent amount of energy virtually and Renewable Energy Certificates for the equivalent amount of energy generated, as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(161)	“2016 Credit Agreement” means the credit agreement dated May 4, 2016 between TELUS Corporation as borrower, The Bank of Nova Scotia as administrative agent and the Lenders (as therein defined).

1.2	Computation of Time Periods

(1)	Inclusion Rules. In this agreement, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

(2)	Ibid. Where in this agreement a notice must be given a number of days prior to a specified action, the day on which such notice is given shall be included and the day of the specified action shall be excluded.

1.3	Accounting Terms

All accounting terms not specifically defined herein shall be construed in accordance with IFRS consistently applied throughout the periods involved. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of any Credit Facility Document, including the contents of any certificate to be delivered under any Credit Facility Document, such determination, consolidation or computation shall, unless the parties otherwise agree or the context otherwise requires, be made in accordance with IFRS consistently applied throughout the periods involved; provided, however, that if any changes in accounting principles from those in effect on April 21st, 2020 (in this Section 1.3 “Historic GAAP”) occur by reason of any change in IFRS as issued by the International Accounting Standards Board (or any successor thereto or agency with similar function), and such change in accounting principles results in a change in the method or results of calculation of financial covenants or the terms related thereto contained in any Credit Facility Document, the Borrower shall, at its option, either (a) furnish to the Administrative Agent, together with each delivery of the financial statements of the Borrower required to be delivered pursuant to Section 8.1(8), a written reconciliation setting forth the differences that would have resulted if such financial statements had been prepared utilizing Historic GAAP (in which case the method and calculation of financial covenants and the terms related thereto hereunder shall continue to be determined in accordance with Historic GAAP), or (b) agree with the Majority Lenders to amend (and for certainty, such amendments shall be at the sole discretion of the Majority Lenders) such financial covenants or terms in such manner as the Majority Lenders shall require in order to reflect fairly such changes so that the criteria for evaluating the financial condition of the Borrower shall be the same in commercial effect after, as well as before, such changes are made (in which case the method and calculation of financial covenants and the terms related thereto hereunder shall be determined in the manner so agreed).

1.4	Incorporation of Schedules

Schedules 1 to 7 annexed hereto shall, for all purposes hereof, form an integral part of this agreement.

1.5	Gender; Singular, Plural, etc.

As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular, as the context shall require.

1.6	Use of Certain Words

The words “including” and “includes”, when either follows any general term or statement, is not to be construed as limiting the general term or statement to the specific terms or matters set forth immediately following such word or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

1.7	Successors, etc.

In this agreement:

(a)	reference to any body corporate shall include successors thereto, whether by way of amalgamation or otherwise, and in the case of the Borrower and the Material Subsidiaries includes any such successor pursuant to a Permitted Merger;

(b)	references to any statute, enactment or legislation or to any section or provision thereof include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and

(c)	reference to any agreement, instrument, Permit or other document shall include reference to such agreement, instrument, Permit or other document as the same may have been heretofore or may from time to time hereafter be amended, supplemented, replaced or restated.

1.8	Interpretation not Affected by Headings, etc.

The division of this agreement into Articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.9	General Provisions as to Certificates and Opinions, etc.

Whenever the delivery of a certificate is a condition precedent to the taking of any action by the Administrative Agent or any Lender hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to the right of the Borrower to have such action taken, and any certificate executed by the Borrower shall be deemed to represent and warrant that the facts stated in such certificate are true, accurate and complete.

ARTICLE 2

THE CREDIT FACILITY

2.1	Credit Facility

(1)	Commitment. The Credit Facility is to be made available, subject to the terms and conditions of this agreement, to the Borrower by the Lenders on a revolving basis in the principal amount of up to but not exceeding C$2.75 billion.

Subject to the terms and conditions herein set forth, the Credit Facility shall be available in Canadian Dollars by way of Prime Rate Advances, Bankers’ Acceptances or Letters of Credit, or in US Dollars by way of Base Rate Advances, ~~LIBOR~~Term Benchmark Advances or Letters of Credit, subject to section 5.1(1) of this agreement.

Subject to the terms and conditions herein set forth, each Lender shall make Accommodations available under the Credit Facility pro rata on the basis of such Lender’s Commitment.

In no event shall a Lender be obligated to make Accommodations available under the Credit Facility if after making such Accommodations the C$ Equivalent Principal Outstanding of that Lender’s Accommodations would exceed that Lender’s Commitment. For greater certainty and notwithstanding section 2.1(6), in no event shall the C$ Equivalent Principal Outstanding of the Swingline Lender’s Accommodations (including the entire Principal Outstanding by way of Swingline Advances) exceed the Swingline Lender’s Commitment determined without regard to section 2.1(6)(c).

Each Lender shall make Accommodations available to the Borrower through its relevant Lending Branch.

(2)	Purposes. The Credit Facility shall be used for general corporate purposes, including by way of a backstop for commercial paper issued by the Borrower.

(3)	Availability Period. Subject to the terms and conditions herein set forth, Accommodations will be made available by way of multiple draws from time to time under the Credit Facility up to the Business Day immediately preceding the Maturity Date.

(4)	Minimum Amounts. Subject to the Majority Lenders in any specific instance waiving such requirement, the following minimum amounts shall apply in respect of certain Borrowings and Drawings requested under each Accommodation Request (excluding Swingline Advances):

(a)	the aggregate of the Prime Rate Advances requested in any Borrowing shall be at least C$25 million and a whole multiple of C$1 million;

(b)	each Bankers’ Acceptance shall be in a Face Amount of at least C$100,000 and a whole multiple thereof;

(c)	the aggregate of the Face Amount of Bankers’ Acceptances requested in any Drawing shall be at least C$25 million and a whole multiple of C$1 million; and

(d)	the aggregate of the Base Rate Advances requested in any Borrowing shall be at least US$25 million and a whole multiple of US$1 million;

(e)	the aggregate of the ~~LIBOR~~Term Benchmark Advances requested in any Borrowing shall be at least US$25 million and a whole multiple of US$1 million.

(5)	Revolving Nature. The Credit Facility is a so-called “revolving” facility and amounts may be repaid thereunder and subsequently made the subject of a further Accommodation (subject to compliance with the terms and conditions of this agreement).

(6)	Swingline Advances.

(a)	The Swingline Lender establishes a committed revolving operating credit facility as part of the Credit Facility in favour of the Borrower, up to the Swingline Amount, to finance the day-to-day requirements of the Borrower for general corporate purposes.

(b)	Each Advance under the Swingline (a “Swingline Advance”) shall be made by the Swingline Lender by way of a Prime Rate Advance (if requested in Canadian Dollars) or a Base Rate Advance (if requested in US Dollars) on the same day’s notice if given to the Swingline Lender on any Business Day before noon (Toronto time) or, if requested by the Borrower in the case of Prime Rate Advances only, on an overdraft basis by debiting such account of the Borrower as shall be established by agreement of the Borrower and the Swingline Lender. The amount of any such overdraft from time to time shall be deemed to be a Prime Rate Advance (to the extent of such debit balance in Canadian Dollars) and a Base Rate Advance (to the extent of such debit balance in US Dollars). The Borrower shall ensure that the aggregate C$ Equivalent Principal Outstanding of all Swingline Advances does not exceed the Swingline Amount at any time.

(c)	Except as otherwise provided in this agreement, for the purposes of each other provision of this agreement, the Commitment of the Swingline Lender under the Credit Facility shall be reduced by the Swingline Amount and the rateable shares of the Lenders in each Accommodation made under the Credit Facility (excluding the Swingline) shall be adjusted proportionately.

(d)	If the Commitment of the Swingline Lender determined in accordance with section 2.1(6)(c) is reduced to nil, each further reduction of the Commitment of the Swingline Lender determined without regard for section 2.1(6)(c) will reduce the Swingline Amount by the amount of such reduction.

2.2	Amortization

(1)	General. The Principal Outstanding and all other Obligations under the Credit Facility will become due and payable in full on the Maturity Date.

(2)	Foreign Exchange Fluctuations. If at any time the C$ Equivalent Principal Outstanding under the Credit Facility shall exceed 105% of the aggregate Commitments of the Lenders or if at any time the C$ Equivalent Principal Outstanding under the Credit Facility shall have exceeded for a 30 day period 103% of the aggregate Commitments of the Lenders, in either case determined without regard to section 2.1(6)(c) and solely by virtue of a change in the Equivalent Amount in Cdn. Dollars of Accommodations made in US Dollars, the Borrower shall forthwith following demand therefor by the Administrative Agent pay to the Administrative Agent such amount as is required to reduce such Principal Outstanding to such aggregate Commitments; provided that, for the purposes of the calculation of Principal Outstanding and Commitments under the foregoing provisions of this section 2.2(2), there shall be deducted from each of Principal Outstanding and Commitments the Equivalent Amount in Canadian Dollars of such Principal Outstanding in US Dollars as shall enjoy the benefit of a Hedge Instrument which protects the Borrower against increases in the value of US Dollars as against Cdn. Dollars; provided further that, in the event that following repayment of all outstanding Prime Rate Advances and Base Rate Advances there remains an excess attributable to the outstanding principal amount under ~~LIBOR~~Term Benchmark Advances or the Face Amount of outstanding Bankers’ Acceptances or Letters of Credit, such excess amount shall be paid by the Borrower to the Administrative Agent, and shall be held by the Administrative Agent (pending the expiry of subsisting Interest Periods, the maturity of Bankers’ Acceptances or the termination of Letters of Credit, as the case may be) in a cash collateral account and invested as directed by the Borrower in Cash Equivalents as security for the obligations of the Borrower in respect of such ~~LIBOR~~Term Benchmark Advances, Bankers’ Acceptances or Letters of Credit.

2.3	[not used.]

2.4	Voluntary Reductions and Prepayments

(1)	Reductions of Commitments. The Borrower shall have the right at any time and from time to time, without penalty or bonus, upon delivery of a Repayment/Cancellation Notice to the Administrative Agent on the Required Notice, to terminate the whole or reduce in part on a permanent basis the unused portion of the Commitments (pro rata among the Lenders on the basis of their respective Commitments); provided that each partial reduction shall be in an aggregate minimum amount of C$10 million and multiples in excess thereof of C$5 million.

(2)	Prepayment of Credit Facility. The Borrower shall have the right at any time and from time to time, without penalty or bonus but subject to section 9.4(1), upon delivery of a Repayment/Cancellation Notice to the Administrative Agent on the Required Notice, to effect a voluntary prepayment on account of the Principal Outstanding, which prepayment (subject to the Majority Lenders in any specific instance waiving such requirement) shall be in an aggregate minimum amount of C$10 million or US$10 million, as the case may be, and multiples in excess thereof of C$5 million or US$5 million, as the case may be, or in the full amount of the Principal Outstanding.

2.5	Payments

(1)	Payment Account. The Borrower shall make each payment to be made hereunder from a location within Canada, following delivery of (where applicable) a Repayment/Cancellation Notice and on the Required Notice, not later than 2:00 p.m. (Toronto time) in the currency of the Accommodation or other Obligation in respect of which such payment is made (be it Canadian Dollars or US Dollars) on the day (subject to section 2.5(2)) when due, in same day funds, by deposit of such funds to the Payment Account.

(2)	Business Day. Subject to the next following sentence, whenever any payment hereunder is due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be. If any such extension would cause any payment of interest or fees on an Accommodation to be made in the next following calendar month, such payment shall be made on the last preceding Business Day.

(3)	Application. Unless otherwise provided herein, all amounts received by the Administrative Agent on account of the Obligations shall be applied by the Administrative Agent as follows:

(a)	first, to fulfil the Borrower’s obligation to pay accrued and unpaid interest due and owing (including interest on overdue interest and on other amounts), excluding interest accruing on BA Equivalent Loans;

(b)	second, to fulfil the Borrower’s obligation to pay any fees which are due and owing to the Lenders hereunder (including those fees set forth in section 2.7), and any Increased Costs and other unpaid costs, expenses and other amounts payable to the Administrative Agent and the Lenders in connection with any of the Credit Facility Documents;

(c)	third, to fulfil the Borrower’s obligation to pay interest accruing on BA Equivalent Loans and any amounts due and owing on account of Principal Outstanding (including in respect of the Face Amount of outstanding Bankers’ Acceptances and Letters of Credit); and

(d)	fourth, to the Borrower or as any court of competent jurisdiction may otherwise direct.

(4)	Pro Rata Basis. All payments of principal, interest and fees herein set forth, unless otherwise expressly stipulated, shall be made for the account of, and distributed by the Administrative Agent to, the relevant Lenders pro rata on the basis of their respective Commitments; provided that, in the event that certain Lenders have received payment of interest as accrued up to a certain date, and other Lenders have only received payment as accrued up to an earlier date, any amounts required to be applied to interest hereunder shall first be paid to such other Lenders, until all Lenders have received payment of interest as accrued up to the same date, and thenceforth to all Lenders as otherwise required by this agreement. All payments of principal, interest and fees herein set forth in respect of Swingline Advances and the Swingline Amount shall be made to and for the account of the Swingline Lender.

(5)	Netting. If on any date liquidated amounts (other than interest and fees) would be payable under this agreement in the same currency by the Borrower to certain Lenders and by such Lenders to the Borrower, then on such date, at the election of and upon notice from the Administrative Agent stating that netting is to apply to such payments, each such party’s obligations to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by the Borrower to such Lenders exceeds the aggregate amount that would otherwise have been payable by such Lenders to the Borrower or vice versa, such obligations shall be replaced by an obligation upon the Borrower or such Lenders by whom the larger aggregate amount would have been payable to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount.

(6)	Payments Free of Set-off. Except as set forth in section 2.5(5), each payment made by the Borrower on account of the Obligations shall be made without set-off or counterclaim.

2.6	Computations

(1)	Basis. All computations of:

(a)	interest based on the Prime Rate and the Base Rate shall be made by the Administrative Agent on the basis of a year of 365 days or, in the case of a leap year, 366 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable; and

(b)	interest based on ~~LIBOR~~Term Benchmark Advances shall be made by the Administrative Agent on the basis of a year of 360 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

Computations of fees under sections 2.7(1)(a), 4.6 and 5.6(1) and (2) shall be made by the Administrative Agent on the basis of a year of 365 days or, in the case of a leap year and only with respect to fees under sections 2.7(1)(a) and 5.6(1) and (2), 366 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such fees are payable. Each determination by the Administrative Agent of an amount of interest, Discount Proceeds or fees payable by the Borrower hereunder shall be conclusive and binding for all purposes, absent demonstrated error.

(2)	Interest Act (Canada). For purposes of disclosure pursuant to the Interest Act (Canada), whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, as the case may be, the rate used in such calculation, when expressed as a yearly rate, is equivalent to the rate so used multiplied by the actual number of days in the calendar year in which such interest or fee is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this agreement.

2.7	Fees

(1)	The Borrower shall pay to the Administrative Agent the following fees, calculated as follows:

(a)	a commitment fee (for the account of the Lenders pro rata in the same proportion as such Lender’s Commitment bears to the aggregate Commitments payable by the Borrower in Cdn. Dollars quarterly in arrears within three Business Days of receipt by the Borrower of the invoice delivered by the Administrative Agent pursuant to section 2.7(3), and on the Maturity Date, calculated on a daily basis on the difference between the aggregate C$ Equivalent Principal Outstanding (excluding Swingline Advances and converted for purposes of such calculation into the Equivalent Amount in Cdn. Dollars as at the last day of such Financial Quarter) and the aggregate Commitments (for greater certainty, excluding the Swingline Amount), at the rate set forth in the definition of Applicable Margin;

(b)	the agency fees agreed with the Administrative Agent in an agreement of even date; and

(c)	the Lender fees agreed with the Administrative Agent in a fee letter of even date.

(2)	The Borrower shall pay to the Swingline Lender a commitment fee payable by the Borrower in Cdn. Dollars quarterly in arrears within three Business Days of receipt by the Borrower of the invoice delivered by the Swingline Lender pursuant to section 2.7(3), and on the Maturity Date, calculated on a daily basis on the difference between the aggregate C$ Equivalent Principal Outstanding (converted for purposes of such calculation into the Equivalent Amount in Cdn. Dollars as at the last day of such Financial Quarter) under the Swingline and the Swingline Amount, at the rate set forth in the definition of Applicable Margin.

(3)	The Administrative Agent or the Swingline Lender, as the case may be, shall deliver an invoice to the Borrower evidencing the fees payable by the Borrower pursuant to section 2.7(1) and 2.7(2), as applicable, within five Business Days of the end of each Financial Quarter.

2.8	Interest on Overdue Amounts

Except as otherwise provided in this agreement, each amount owed by the Borrower to a Lender which is not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after maturity, default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the Base Rate (in the case of amounts denominated in US Dollars) or the Prime Rate (in the case of amounts denominated in Cdn. Dollars), in each case plus the Applicable Margin plus a further two (2%) percent per annum.

2.9	Account Debit Authorization

Upon the occurrence of an Event of Default that is continuing, the Borrower authorizes and directs the Administrative Agent and the Swingline Lender, in their discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with BNS (for so long as BNS is Administrative Agent and Swingline Lender hereunder) and designated by the Borrower in writing for all amounts due and payable under this agreement on account of principal, interest and fees comprised in the Obligations.

2.10	Administrative Agent’s Discretion on Allocation

In the event that it is not practicable to:

(a)	allocate an Accommodation pro rata in accordance with section 3.2 or 4.1(2) by reason of the occurrence of circumstances described in Article 9; or

(b)	allocate a Drawing among the Lenders in accordance with section 4.1(2) by reason of the need to ensure that the aggregate amount of Bankers’ Acceptances required to be accepted hereunder complies with the minimum amounts or increments set forth in section 2.1(4);

the Administrative Agent is authorized by the Borrower and each Lender to make such allocation as the Administrative Agent determines in its sole and unfettered discretion may be equitable in the circumstances, subject in all cases to section 2.1. All fees in respect of any such Drawing, and fees payable under section 2.7(1)(a), shall be adjusted, as among the Lenders, by the Administrative Agent accordingly.

2.11	Where Borrower Fails to Pay

Unless the Administrative Agent has been notified in writing by the Borrower at least one Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Administrative Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Administrative Agent may, in its discretion and in reliance upon such assumption, make available to each relevant Lender on such payment date an amount equal to the portion of such payment which is due to such Lender pursuant to this agreement. If the Borrower does not in fact remit such payment to the Administrative Agent, the Administrative Agent (without prejudice to any rights or remedies of the Lenders against the Borrower) shall promptly notify each relevant Lender and each such Lender shall forthwith on demand repay to the Administrative Agent an amount equal to the portion of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Administrative Agent (such rate to be conclusive and binding on such Lender) in accordance with the Administrative Agent’s usual banking practice for similar advances to financial institutions of like standing as such Lender but in no event greater than the Prime Rate.

2.12	Rollover and Conversion

(1)	General. Subject to the terms and conditions of this agreement, the Borrower may from time to time request that any Drawing or type of Borrowing or any portion thereof be rolled over or converted in accordance with the provisions hereof.

(2)	Request. Each request by the Borrower for a Rollover or Conversion shall be made by the delivery of a duly completed and executed Accommodation Request to the Administrative Agent with the Required Notice and the provisions of Articles 3 or 4 shall apply to each request for a Rollover or Conversion as if such request were a request thereunder for an Advance or a Drawing (as the case may be).

(3)	Effective Date. Each Rollover or Conversion of a ~~LIBOR~~Term Benchmark Advance or Bankers’ Acceptance shall be made effective as of, in the case of a ~~LIBOR~~Term Benchmark Advance, the last day of the subsisting Interest Period and, in the case of a Bankers’ Acceptance, the maturity date applicable thereto.

(4)	Failure to Elect. If the Borrower does not deliver an Accommodation Request at or before the time required by section 2.12(2) and:

(a)	in the case of a Bankers’ Acceptance fails to give the Required Notice that it will pay to the Administrative Agent for the account of the applicable Lender the Face Amount thereof on the maturity date or if the Borrower gives such notice but fails to act in accordance with it, the Borrower shall be deemed to have requested a Conversion of the Face Amount thereof to a Prime Rate Advance and all of the provisions hereof relating to a Prime Rate Advance shall apply thereto; or

(b)	in the case of a ~~LIBOR~~Term Benchmark Advance, fails to give the Required Notice that it will pay to the Administrative Agent for the account of the applicable Lender the principal amount thereof at the end of the relevant Interest Period or if the Borrower gives such notice but fails to act in accordance with it, the Borrower shall be deemed to have requested a Rollover of such Advance to either a ~~LIBOR~~Term Benchmark Advance having an Interest Period of one month (and all of the provisions hereof applicable to ~~LIBOR~~Term Benchmark Advances shall apply thereto) (in the case of a failure to deliver an Accommodation Request and give the Required Notice) or a Base Rate Advance (in the case of a failure to act in accordance with a notice).

(5)	Continuing Obligation. A Rollover or Conversion shall not constitute a repayment of the relevant Accommodation or a re-borrowing by the Borrower but shall result in a change in the basis of calculation of interest, discounts or fees (as the case may be) for, and/or currency of, such Accommodation. However, where a Conversion takes place from a US Dollar Advance to a Canadian Dollar Advance, or vice versa, the same may be effected only by the Borrower repaying the entire Principal Outstanding under the existing Advance (together with all accrued and unpaid interest thereon), in the currency of such existing Advance, and receiving the proceeds of the new Advance in the currency of such new Advance.

(6)	Limit. Notwithstanding any other provision of this agreement, at no time shall there be more than 16 separate maturity dates, in aggregate, for all ~~LIBOR~~Term Benchmark Advances and Bankers’ Acceptances outstanding under the Credit Facility.

ARTICLE 3

ADVANCES

3.1	Advances

(1)	Commitment. Each Lender agrees (on a several basis with the other Lenders, up to the amount of such Lender’s Commitment), on the terms and conditions herein set forth, from time to time on any Business Day, to make Advances under the Credit Facility prior to the cancellation or termination thereof.

(2)	Amounts. The aggregate principal amount of each Borrowing shall comply with section 2.1(4).

3.2	Making the Advances (except Swingline Advances)

(1)	Notice. Each Borrowing shall be made on the Required Notice given not later than 11:00 a.m. (Toronto time) by the Borrower to the Administrative Agent, and the Administrative Agent shall give to each Lender prompt notice thereof and of such Lender’s rateable portion of each type of Borrowing to be made under the Borrowing in the currency of such Borrowing. Each such notice of a Borrowing shall be given by way of an Accommodation Request or by telephone (confirmed promptly in writing), with the same information as would be contained in an Accommodation Request, including the requested date of such Borrowing and the aggregate amount of each type of Borrowing comprising such Borrowing.

(2)	Lender Funding. Each Lender shall, before noon (Toronto time) on the date of the requested Borrowing, deposit to the relevant Payment Account in same day funds such Lender’s rateable portion (subject to section 2.10) of each type of Borrowing comprising such Borrowing (in Canadian Dollars, in the case of Prime Rate Advances, and in US Dollars, in the case of ~~LIBOR~~Term Benchmark Advances and Base Rate Advances). Promptly upon receipt by the Administrative Agent of such funds and upon fulfilment of the applicable conditions set forth in Article 6, the Administrative Agent will make such funds available to the Borrower by debiting such account (or causing such account to be debited), and by crediting such account of the Borrower as shall be agreed with the Administrative Agent (or causing such account to be credited) with such Advances.

(3)	Failure by Lender to Fund. Unless the Administrative Agent shall have received notice from a Lender at least one Business Day prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s rateable portion of such Borrowing, the Administrative Agent may assume that such Lender has made each such portion available to the Administrative Agent on the date of such Borrowing in accordance with section 3.2(2) and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have made its rateable portion available to the Administrative Agent, such Lender shall pay such corresponding amount to the Administrative Agent forthwith on demand. If such Lender shall pay such corresponding amount to the Administrative Agent, the amounts so paid shall constitute such Lender’s rateable portion of such Borrowing for the purposes of this agreement. The Administrative Agent shall also be entitled to recover from such Lender interest on such corresponding amount, for each day from the date such amount was made available by the Administrative Agent to the Borrower until the date such amount is repaid to the Administrative Agent, at the rate payable by the Borrower with respect to the affected type of Borrowing, together with the Administrative Agent’s reasonable administrative fee. If such Lender shall not pay such corresponding amount to the Administrative Agent forthwith on demand, the Borrower shall pay such corresponding amount (together with accrued and unpaid interest at the applicable rate herein set forth for the affected type of Borrowing) to the Administrative Agent within three Business Days of demand being made upon it.

(4)	Notice of Failure. The Administrative Agent shall notify the Borrower of the failure of any Lender to make an Advance if:

(a)	such failure has not been remedied within seven days; or

(b)	the Administrative Agent reasonably believes that such failure was caused by any reason other than a technical failure or as a result of a defect in the arrangements hereunder for funding Advances.

The Administrative Agent shall not be liable to the Borrower or any Lender in respect of notice given or not given pursuant to this section 3.2(4). In the event of the continuing failure by any Lender (in this section 3.2(4), the “defaulting Lender”) to make an Advance, the Borrower shall use its reasonable efforts in consultation with the Administrative Agent to arrange for one or more other persons (in this section 3.2(4), the “assuming Lender”) reasonably satisfactory to the Borrower and the Administrative Agent to assume all or a portion of the relevant Commitments and acquire the outstanding Accommodations and other rights and interests of the defaulting Lender hereunder. The assuming Lender and defaulting Lender shall execute all such documents as may be reasonably required by the Administrative Agent and the Borrower to effect such assumption and acquisition.

3.3	Interest on Advances

The Borrower shall pay, to the Administrative Agent for the benefit of the Lenders and directly to the Swingline Lender for its own account, interest on the unpaid principal amount of each Advance at the following rates per annum:

(1)	Prime Rate Advances. If and so long as such Advance is a Prime Rate Advance, at a rate per annum equal at all times to the sum of the Prime Rate in effect from time to time plus the Applicable Margin, calculated on the daily principal amount outstanding under such Prime Rate Advance and payable in Cdn. Dollars in arrears:

(a)	monthly on the fifth Business Day of each month with respect to the previous calendar month (calculated as at the last day of such previous calendar month); and

(b)	when such Prime Rate Advance becomes due and payable in full.

(2)	Base Rate Advances. If and so long as such Advance is a Base Rate Advance, at a rate per annum equal at all times to the sum of the Base Rate in effect from time to time plus the Applicable Margin, calculated on the daily principal amount outstanding under such Base Rate Advance and payable in US Dollars in arrears:

(a)	monthly on the fifth Business Day of each month with respect to the previous calendar month (calculated as at the last day of such previous calendar month); and

(b)	when such Base Rate Advance becomes due and payable in full.

(3)	~~LIBOR~~Term Benchmark Advances. If and so long as such Advance is a ~~LIBOR~~Term Benchmark Advance, at a rate per annum equal at all times during each Interest Period for such ~~LIBOR~~Term Benchmark Advance to the sum of ~~LIBOR~~the Adjusted Term SOFR Rate for such Interest Period plus the Applicable Margin, calculated on the daily principal amount outstanding under such ~~LIBOR~~Term Benchmark Advance and payable in US Dollars~~:~~ on each Interest Payment Date.

~~(a) at the end of each Interest Period (except where such Interest Period exceeds three months in duration, in which case such interest shall be payable on the dates falling every three months following the commencement of the Interest Period and, finally, at the end of such Interest Period); and~~

~~(b) when such LIBOR Advance becomes due and payable in full or is converted to a Base Rate Advance.~~

ARTICLE 4

BANKERS’ ACCEPTANCES

4.1	Acceptances

(1)	Commitment. Subject to section 4.11, each Lender agrees (on a several basis with the other Lenders, up to the amount of such Lender’s Commitment), on the terms and conditions herein set forth, from time to time on any Business Day, to accept and purchase Bankers’ Acceptances under the Credit Facility prior to the cancellation or termination thereof.

(2)	Amounts. Each Drawing shall be in an aggregate Face Amount not less than the minimum amount (or requisite multiple in excess thereof) set forth in section 2.1(4) and shall consist of the creation by the Borrower of Bankers’ Acceptances on the same day, effected or arranged by the Lenders in accordance with section 4.4, rateably according to their respective Commitments, subject to section 2.10.

4.2	Drawdown Request

(1)	Notice. Each Drawing shall be made on the Required Notice given not later than 11:00 a.m. (Toronto time) by the Borrower to the Administrative Agent and the Administrative Agent shall give to each Lender prompt notice thereof and of such Lender’s rateable portion thereof. Each such notice of a Drawing shall be given by way of an Accommodation Request or by telephone (confirmed promptly in writing) with the same information as would be contained in an Accommodation Request, including the requested Drawing Date and the Face Amounts of the Drawing.

(2)	Maturity. The Borrower shall not request in an Accommodation Request a term for Bankers’ Acceptances which would end on a date subsequent to the Maturity Date.

4.3	Form of Bankers’ Acceptances

(1)	Form. Each Bankers’ Acceptance shall:

(a)	be in a Face Amount allowing for conformance with section 2.1(4);

(b)	be dated the Drawing Date;

(c)	mature and be payable by the Borrower (in common with all other Bankers’ Acceptances created in connection with such Drawing) on a Business Day which occurs no more than six months after the date thereof, subject to availability; and

(d)	be in a form satisfactory to the relevant Lender.

(2)	Grace. The Borrower hereby waives presentment for payment and any other defence to payment of any amounts due in respect of any Bankers’ Acceptance, and hereby renounces, and shall not claim, any days of grace for the payment of any Bankers’ Acceptance.

4.4	Completion of Bankers’ Acceptance

Upon receipt of the notice from the Administrative Agent pursuant to section 4.2(1), each Lender is thereupon authorized to execute Bankers’ Acceptances as the duly authorized attorney of the Borrower pursuant to section 4.8, in accordance with the particulars provided by the Administrative Agent.

4.5	BA Proceeds

Each Lender shall, for same day value on the Drawing Date specified by the Borrower in the applicable Accommodation Request, credit the relevant Payment Account with the applicable Discount Proceeds of the Bankers’ Acceptances purchased by that Lender to the Administrative Agent for the account of the Borrower, less the stamping fee set forth in section 4.6. Promptly upon receipt by the Administrative Agent of such funds and upon fulfilment of the applicable conditions set forth in Article 6, the Administrative Agent will make such funds available to the Borrower by debiting such account (or causing such account to be debited), and by crediting such account as shall be agreed with the Borrower (or causing such account to be credited) with such Discount Proceeds less such stamping fee. Each Lender may at any time and from time to time purchase, hold, sell, rediscount or otherwise dispose of any Bankers’ Acceptance and no such dealing shall prejudice or impair the Borrower’s obligations under section 4.7.

4.6	Stamping Fee

The Borrower shall pay to the Administrative Agent in respect of each Drawing (for the account of the Lenders, pro rata on the basis of their respective Commitments, subject to section 2.10) a stamping fee in Cdn. Dollars. Such stamping fee shall be payable by the Borrower in full on the Drawing Date, and shall be calculated on the Face Amount of such Bankers’ Acceptances on the basis of the number of days in the term of such Bankers’ Acceptances (including the Drawing Date but excluding the maturity date) at a rate per annum equal to the applicable percentage set forth under “Bankers’ Acceptances” in the definition of Applicable Margin.

4.7	Payment at Maturity

The Borrower shall pay to the Administrative Agent, and there shall become due and payable, on the maturity date for each Bankers’ Acceptance an amount in same day funds equal to the Face Amount of the Bankers’ Acceptance. The Borrower shall make each payment hereunder in respect of Bankers’ Acceptances by deposit of the required funds to the relevant Payment Account. Upon receipt of such payment, the Administrative Agent will promptly thereafter cause such payment to be distributed to the Lenders rateably (based on the proportion that the Face Amount of Bankers’ Acceptances accepted by a Lender maturing on the relevant date bears to the Face Amount of Bankers’ Acceptances accepted by all the Lenders maturing on such date). Such payment to the Administrative Agent shall satisfy the Borrower’s obligations under a Bankers’ Acceptance to which it relates and the accepting institution shall thereafter be solely responsible for the payment of such Bankers’ Acceptance.

4.8	Power of Attorney Respecting Bankers’ Acceptances

In order to facilitate issues of Bankers’ Acceptances pursuant to this agreement, the Borrower authorizes each Lender, and for this purpose appoints each Lender its lawful attorney (with full power of substitution), to complete, sign and endorse drafts issued in accordance with section 4.4 on its behalf in handwritten or by facsimile or mechanical signature or otherwise and, once so completed, signed and endorsed, and following acceptance of them as Bankers’ Acceptance under this agreement, then purchase, discount or negotiate such Bankers’ Acceptances in accordance with the provisions of this Article 4. Drafts so completed, signed, endorsed and negotiated on behalf of the Borrower by any Lender shall bind the Borrower as fully and effectively as if so performed by an authorized officer of the Borrower.

4.9	Prepayments

Except as required by section 4.10, no payment of the Face Amount of a Bankers’ Acceptance shall be made by the Borrower to a Lender prior to the maturity date thereof. Any such required payment made before the applicable maturity date shall be held by the Administrative Agent in a cash collateral account and invested in Cash Equivalents as security to provide for or to secure payment of the Face Amount of such outstanding Bankers’ Acceptance upon maturity. Any such required payment made before the applicable maturity date by the Borrower to the Administrative Agent, to the extent of the amount thereof, shall satisfy the Borrower’s obligations under the Bankers’ Acceptance to which it relates as to a like amount. The accepting institution shall thereafter be solely responsible for the payment of the Bankers’ Acceptance and shall indemnify and hold the Borrower harmless against any liabilities, costs or expenses incurred by the Borrower as a result of any failure by such Lender to pay the Bankers’ Acceptance as to such like amount in accordance with its terms.

4.10	Default

Upon the occurrence of an Event of Default and the Administrative Agent declaring the Obligations to be due and payable pursuant to section 10.2, and notwithstanding the date of maturity of any outstanding Bankers’ Acceptances, an amount equal to the Face Amount of all outstanding Bankers’ Acceptances which the Lenders are required to honour shall thereupon forthwith become due and payable by the Borrower to the Administrative Agent.

4.11	Non-Acceptance Lenders

The parties acknowledge that a Lender (a “Non-Acceptance Lender”) may not be permitted by applicable Law to, or may not by virtue of customary market practices, stamp or accept commercial drafts. A Non-Acceptance Lender shall, in lieu of accepting and purchasing Bankers’ Acceptances, make a BA Equivalent Loan. The amount of each BA Equivalent Loan shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers’ Acceptances which that Non-Acceptance Lender would otherwise be required to accept and purchase as part of such Drawing. To determine the amount of those Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate for that BA Equivalent Loan. Any BA Equivalent Loan shall be made on the relevant Drawing Date, and shall remain outstanding for the term of the relevant Bankers’ Acceptances. For greater certainty, concurrently with the making of a BA Equivalent Loan, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the stamping fee which that Lender would otherwise be entitled to receive pursuant to section 4.6 as part of that BA Equivalent Loan if that BA Equivalent Loan was a Bankers’ Acceptance, based on the amount of principal and interest payable on the maturity date of that BA Equivalent Loan. On the maturity date for the Bankers’ Acceptances required by the Borrower, the Borrower shall pay to each Non-Acceptance Lender the amount of such Lender’s BA Equivalent Loan plus interest on the principal amount of that BA Equivalent Loan calculated at the applicable Non-Acceptance Discount Rate (in effect the date such BA Equivalent Loan was made) from the date of acceptance to but excluding the maturity date of that BA Equivalent Loan.

Unless otherwise expressly provided herein or unless the context otherwise requires, all references in this agreement to “Bankers’ Acceptances” shall be deemed to include BA Equivalent Loans made by a Non-Acceptance Lender as part of an Accommodation by way of Bankers’ Acceptances, and all references to “Drawings” shall be deemed to include the making of one or more BA Equivalent Loans pursuant to an Accommodation Request.

ARTICLE 5

LETTERS OF CREDIT

5.1	Letters of Credit Commitment

(1)	Issuance. Each Lender agrees (on a several basis with the other Lenders up to the amount of such Lender’s Commitment), on the terms and conditions herein set forth, from time to time on any Business Day, to issue Letters of Credit under the Credit Facility, through the Fronting Lender for the account of the Borrower prior to the cancellation or termination thereof; provided that at no time shall the Face Amount of outstanding Letters of Credit exceed collectively the Equivalent Amount of C$500 million.

(2)	Fronting. All Letters of Credit shall be issued by the Fronting Lender on behalf of the Lenders and for this purpose:

(a)	the Principal Outstanding in respect of such Letters of Credit shall be considered to be allocated among such Lenders pro rata on the basis of their respective Commitments and, on the issuance of a Letter of Credit under the Credit Facility, the Administrative Agent shall advise each of the Lenders of their pro rata share of the liability under such Letter of Credit having regard to their respective Commitments and on the basis that each Lender is liable to, and by entering into this agreement agrees to, indemnify and hold harmless the Fronting Lender in relation to the Fronting Lender’s liability as issuer of such Letter of Credit to the extent of the amount of such pro rata share of such liability;

(b)	for greater certainty and without limiting the generality of section 12.1, the Principal Outstanding among the Lenders shall be adjusted in the circumstances and in the manner contemplated by section 12.1 in order to reflect the Issuance by the Fronting Lender on behalf of the Lenders.

5.2	Notice of Issuance

Each Issuance shall be made on the Required Notice, given in the form of an Accommodation Request not later than 1:00 p.m. (Toronto time) by the Borrower to the Fronting Lender (with a copy of each such Accommodation Request to the Administrative Agent). In addition, the Borrower shall execute and deliver the Fronting Lender’s customary form of letter of credit indemnity agreement; provided that, if there is any inconsistency between the terms of this agreement and the terms of the Fronting Lender’s customary form of indemnity agreement, the terms of this agreement shall prevail.

5.3	Form of Letter of Credit

Each Letter of Credit to be issued hereunder shall:

(a)	be dated the Issue Date;

(b)	have an expiration date on a Business Day which occurs no more than 365 days after the Issue Date (provided that Letters of Credit may have a term in excess of 365 days if the Fronting Lender shall agree); and

(c)	comply with the definition of Letter of Credit and shall otherwise be satisfactory in form and substance to the Fronting Lender.

Except to the extent otherwise expressly provided herein or in another Credit Facility Document, the Uniform Customs or, as the case may be, ISP98 shall apply to and govern each Letter of Credit.

5.4	Procedure for Issuance of Letters of Credit

(1)	Issue. On the Issue Date, the Fronting Lender will complete and issue a Letter of Credit in favour of the Beneficiary as specified by the Borrower in its Accommodation Request. Such Letters of Credit shall be deemed to have been issued by the Lenders pro rata on the basis of their respective Commitments.

(2)	Time for Honour. No Letter of Credit shall require payment against a conforming draft to be made thereunder on the same Business Day upon which such draft is presented, if such presentation is made after 11:00 a.m. (Toronto time) on such Business Day.

(3)	Text. Prior to the Issue Date, the Borrower shall specify a precise description of the documents and the verbatim text of any certificate to be presented by the Beneficiary prior to payment under the Letter of Credit. The Fronting Lender may require changes in any such documents or certificate, acting reasonably.

(4)	Conformity. In determining whether to pay under a Letter of Credit, the Fronting Lender shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit.

5.5	Payment of Amounts Drawn Under Letters of Credit

In the event of any request for a drawing under any Letter of Credit, the Fronting Lender may notify the Borrower (with a copy of the notice to the Administrative Agent) on or before the date on which it intends to honour such drawing. The Borrower (whether or not such notice is given) shall reimburse the Fronting Lender on demand by the Fronting Lender, in Cdn. or US Dollars, as applicable, an amount, in same day funds, equal to the amount of such drawing.

Unless the Borrower notifies the Fronting Lender and the Administrative Agent, prior to 1:00 p.m. (Toronto time) on the second Business Day following receipt by the Borrower of the notice or demand from the Fronting Lender referred to in the preceding paragraph, that the Borrower intends to reimburse the Fronting Lender for the amount of such drawing with funds other than the proceeds of Advances:

(a)	the Borrower shall be deemed to have given an Accommodation Request to the Administrative Agent requesting the Lenders to make a Prime Rate Advance on the third Business Day following the date on which such notice is provided by the Fronting Lender to the Borrower in an amount equal to the amount of such drawing; and

(b)	subject to the terms and conditions of this agreement (including those set forth in Article 6), the Lenders shall, on the next Business Day following the date of such drawing, make such Advance in accordance with Article 3 and the Administrative Agent shall apply the proceeds thereof to the reimbursement of the Fronting Lender for the amount of such drawing.

5.6	Fees

(1)	Issue Fee. The Borrower shall on the fifth Business Day following the end of each Financial Quarter and on the Maturity Date pay to the Administrative Agent, in relation to each Letter of Credit issued under the Credit Facility, for the account of the relevant Lenders a fee in respect of each such Letter of Credit outstanding during any portion of such Financial Quarter equal to that specified under “Issuance fee” in the definition of “Applicable Margin” multiplied by an amount equal to the undrawn portion of the Face Amount of each such Letter of Credit, such fee to be payable in Cdn. Dollars and determined for a period equal to the number of days during such Financial Quarter that each such Letter of Credit was outstanding.

(2)	Fronting Fee. In addition, the Borrower shall on the fifth Business Day following the end of each Financial Quarter and on the Maturity Date pay to the Administrative Agent, in relation to each Letter of Credit, for the account of the Fronting Lender a fronting fee in respect of each such Letter of Credit outstanding during any portion of such Financial Quarter equal to 20 basis points per annum multiplied by an amount equal to the undrawn portion of the Face Amount of each such Letter of Credit, such fee to be determined for a period equal to the number of days during such Financial Quarter that each such Letter of Credit was outstanding.

(3)	Administrative Fee. The Borrower shall pay to the Fronting Lender, upon the issuance, amendment or transfer of each Letter of Credit requested by the Borrower, the Fronting Lender’s standard documentary and administrative charges for issuing, amending or transferring standby or commercial letters of credit or letters of guarantee of a similar amount, term and risk.

5.7	Obligations Absolute

The obligation of the Borrower to reimburse the Fronting Lender for drawings made under any Letter of Credit shall be unconditional and irrevocable and shall be fulfilled strictly in accordance with the terms of this agreement under all circumstances, including:

(a)	any lack of validity or enforceability of any Letter of Credit;

(b)	the existence of any claim, set-off, defence or other right which the Borrower may have at any time against a Beneficiary or any transferee of any Letter of Credit (or any persons for whom any such transferee may be acting), the Fronting Lender, any Lender or any other person, whether in connection with this agreement, the Credit Facility Documents, the transactions contemplated herein and therein or any unrelated transaction (including any underlying transaction between the Borrower or an affiliate and the Beneficiary of such Letter of Credit);

(c)	any draft, demand, certificate or other document presented under any Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect;

(d)	payment by the Fronting Lender under any Letter of Credit against presentation of a demand, draft or certificate or other document which does not comply with the terms of such Letter of Credit (provided that such payment does not breach the standards of reasonable care specified in the Uniform Customs or disentitle the Fronting Lender to reimbursement under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit); or

(e)	the fact that a Default or an Event of Default shall have occurred and be continuing.

5.8	Indemnification; Nature of Lenders’ Duties

(1)	Indemnity. In addition to amounts payable as elsewhere provided in this Article 5, the Borrower hereby agrees to protect, indemnify, pay and save the Fronting Lender and each Lender and their respective directors, officers, employees, agents and representatives harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including legal fees and expenses) which the indemnitee may incur or be subject to as a consequence, direct or indirect, of:

(a)	the issuance of any Letter of Credit, other than as a result of the breach of the standards of reasonable care specified in the Uniform Customs or where the Fronting Lender would not be entitled to the foregoing indemnification under ISP98, in each case as stated on its face to be applicable to such Letter of Credit; or

(b)	the failure of the indemnitee to honour a drawing under any Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Official Body (all such acts or omissions called in this section 5.8, “Government Acts”).

(2)	Risk. As between the Borrower, on the one hand, and the Fronting Lender and the Lenders, on the other hand, the Borrower assumes all risks of the acts and omissions of, or misuse of the Letters of Credit issued by the Fronting Lender by, the respective Beneficiaries of such Letters of Credit and, without limitation of the foregoing, neither the Fronting Lender nor any Lender shall be responsible for:

(a)	the form, validity, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of such Letters of Credit, even if it should in fact prove to be in any or all respects invalid, inaccurate, fraudulent or forged;

(b)	the invalidity or insufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason;

(c)	errors, omissions, interruptions or delays in transmission or delivery of any messages, by fax, electronic transmission, mail, cable, telegraph, telex or otherwise, whether or not they are in cipher;

(d)	errors in interpretation of technical terms;

(e)	any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof;

(f)	the misapplication by the Beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; and

(g)	any consequences arising from causes beyond the control of the Fronting Lender or any Lender, including any Government Acts.

None of the above shall affect, impair or prevent the vesting of any of the Lenders’ rights or powers hereunder. No action taken or omitted by the Fronting Lender or any Lender under or in connection with any Letter of Credit issued by it or the related certificates, if taken or omitted in good faith, shall put the Fronting Lender or any Lender under any resulting liability to the Borrower (provided that the Fronting Lender acts in accordance with the standards of reasonable care specified in the Uniform Customs and otherwise as may be required under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit).

5.9	Default, Maturity, etc.

Upon the earlier of the Maturity Date and the Administrative Agent declaring the Obligations to be due and payable pursuant to section 10.2, and notwithstanding the expiration date of any outstanding Letters of Credit issued under the Credit Facility, an amount equal to the Face Amount of all outstanding Letters of Credit under the Credit Facility, and all accrued and unpaid fees owing by the Borrower in respect of the Issuance of such Letters of Credit pursuant to section 5.6, if any, shall thereupon forthwith become due and payable by the Borrower to the Administrative Agent and, except for any amount payable in respect of unpaid fees as aforesaid, such amount shall be held in a cash collateral account by the Administrative Agent and invested in Cash Equivalents as security to provide for or to secure payment of the amounts payable under such Letters of Credit in respect of any drawing thereunder.

The Borrower shall pay to the Administrative Agent the aforesaid amount in respect of both any Letter of Credit outstanding hereunder and any Letter of Credit which is the subject matter of any order, judgment, injunction or other such determination (in this section 5.9, a “Judicial Order”) restricting payment by the Fronting Lender under and in accordance with such Letter of Credit or extending the Fronting Lender’s liability under such Letter of Credit beyond the expiration date stated therein. Payment in respect of each such Letter of Credit shall be due in the currency in which such Letter of Credit is stated to be payable.

Subject to section 2.5(5), the Administrative Agent shall with respect to each such Letter of Credit, upon the later of:

(a)	the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining the Fronting Lender from paying under such Letter of Credit; and

(b)	the earlier of:

(i)	the date on which either the original counterpart of the Letter of Credit is delivered to the Administrative Agent for cancellation or the Fronting Lender is released by the Beneficiary from any further obligations in respect thereof; and

(ii)	the expiry (to the extent permitted by any applicable Law) of such Letter of Credit;

pay to the Borrower an amount equal to the difference between the amount paid to the Administrative Agent by the Borrower pursuant to this section 5.9 and the aggregate amount paid by the Fronting Lender under such Letter of Credit.

ARTICLE 6

CLOSING CONDITIONS

6.1	Closing Conditions to Initial Availability

The Borrower shall not be entitled to an Accommodation under the Credit Facility unless the conditions precedent set forth in this section 6.1 have been satisfied, fulfilled or otherwise met to the satisfaction of the Lenders on the Closing Date.

(1)	Documents. The Credit Facility Documents (other than Bankers’ Acceptances and Letters of Credit yet to be issued) shall have been executed and delivered to the Administrative Agent.

(2)	Constitutional Documents. The Administrative Agent shall have received a certified copy of the constitutional documents of the Borrower to the extent not previously delivered to the Administrative Agent or so delivered and subsequently amended.

(3)	Resolutions. The Administrative Agent shall have received a certified copy of resolutions of the board of directors (or, where applicable, executive, audit or other relevant committee thereof) of the Borrower authorizing the execution, delivery and performance of each Credit Facility Document to which it is a party.

(4)	Incumbency. The Administrative Agent shall have received a certificate of the secretary, an assistant secretary or other Senior Officer of the Borrower certifying the names and the true signatures of the officers authorized to sign the Credit Facility Documents to which it is a party.

(5)	Good Standing. The Administrative Agent shall have received a certificate of good standing or like certificate in respect of the Borrower and each Material Subsidiary available from appropriate government officials of its jurisdiction of formation.

(6)	Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document shall be true and correct in all material respects on and as of the Closing Date as though made on and as of such date and the Administrative Agent shall have received a certificate of a Senior Officer of the Borrower so certifying to the Lenders.

(7)	No Default. No Default or Event of Default shall have occurred and be continuing, and the Administrative Agent shall have received a certificate of a Senior Officer of the Borrower so certifying to the Lenders.

(8)	Financial Statements. The Administrative Agent shall have received the most recent annual audited financial statements of the Borrower, together with a Compliance Certificate as at December 31, 2015 confirming compliance with section 8.2(3).

(9)	Fees. The Administrative Agent and the Lenders shall have received payment of all fees and all reimbursable expenses then due.

(10)	Ratings. The Administrative Agent shall have received particulars of the Ratings, if any, certified by a Senior Officer of the Borrower, failing which the Applicable Margin shall be determined in accordance with clause (a) of the definition thereof.

(11)	Opinions. The Administrative Agent shall have received an opinion of counsel to the Borrower and shall have received the favourable opinion of Lenders’ Counsel with respect to the matters covered by the aforementioned opinion and such other matters as the Administrative Agent shall reasonably request, in each case in form and substance satisfactory to the Administrative Agent.

(12)	Existing Facilities. All commitments under the 2016 Credit Agreement shall have been terminated or shall concurrently be terminated.

(13)	Other. The Administrative Agent shall have received such supporting and other certificates and documentation as the Lenders may reasonably request.

6.2	General Conditions for Accommodations

The Borrower shall not be entitled to any Accommodations (other than by Conversion or Rollover) after the Closing Date unless and until the conditions precedent set forth in this section 6.2 have been satisfied, fulfilled or otherwise met to the satisfaction of the Lenders.

(1)	Documents. The Credit Facility Documents (other than Bankers’ Acceptances and Letters of Credit yet to be issued) shall have been executed and delivered to the Administrative Agent.

(2)	Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document shall be true and correct in all material respects on and as of such date as though made on and as of such date (unless expressly stated to be made as of the Closing Date or some other specified date) and an authorized officer of the Borrower shall so certify to the Lenders in the applicable Accommodation Request.

(3)	No Default. No Default or Event of Default shall have occurred and be continuing and the Administrative Agent shall have received a certificate of an authorized officer of the Borrower so certifying to the Lenders.

(4)	Other. The Lenders shall have received such supporting and other certificates and documentation as the Lenders may reasonably request.

6.3	Conversions and Rollovers

The obligation of the Lenders to make any Accommodation by Conversion or Rollover shall be subject to the condition precedent that no Default or Event of Default shall have occurred and be continuing, and an authorized officer of the Borrower shall so certify to the Lenders in the applicable Accommodation Request.

6.4	Deemed Representation

Each of the giving of any Accommodation Request and the acceptance or use by the Borrower of the proceeds of any Accommodation shall be deemed to constitute a representation and warranty by the Borrower that, on the date of such Accommodation Request and on the date of any Accommodation being provided and after giving effect thereto, the applicable conditions precedent set forth in this Article 6 shall have been satisfied, fulfilled or otherwise met.

6.5	Conditions Solely for the Benefit of the Lenders

All conditions precedent to the entitlement of the Borrower to any Accommodations hereunder are solely for the benefit of the Lenders, and no other person shall have standing to require satisfaction or fulfilment of any condition precedent or that it be otherwise met and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Lenders at any time the Lenders deem it advisable to do so in their sole discretion.

6.6	No Waiver

The making of any Accommodations without one or more of the conditions precedent set forth in this Article 6 having been satisfied, fulfilled or otherwise met shall not constitute a waiver by the Lenders of any such condition, and the Lenders reserve the right to require that each such condition be satisfied, fulfilled or otherwise met prior to the making of any subsequent Accommodations.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

The Borrower (i) represents and warrants to the Lenders as set forth in this Article 7, (ii) acknowledges that the Lenders are relying thereon in entering into this agreement and providing Accommodations from time to time, (iii) agrees that no investigation at any time made by or on behalf of the Lenders shall diminish in any respect whatsoever their right to rely thereon, and (iv) agrees that all representations and warranties shall be valid and effective as of the date when given or deemed to have been given and to such extent shall survive the execution and delivery of this agreement and the provision of Accommodations from time to time.

7.1	Existence

The Borrower and each Material Subsidiary is a person duly incorporated or otherwise formed and is validly subsisting and in good standing under the laws of its jurisdiction of formation, and is duly qualified to do business in all jurisdictions where the failure to so qualify would reasonably be expected to have a Material Adverse Effect.

7.2	Authority

The Borrower has full corporate right, power and authority to enter into and perform its obligations under each Credit Facility Document to which it is or will be a party, and the Borrower and each Material Subsidiary has full corporate or partnership power and authority to own and operate its properties and to carry on its business as now conducted or as contemplated to be conducted.

7.3	Authorization, Governmental Approvals, etc.

As at the Closing Date, the execution and delivery of this agreement and each other Credit Facility Document to which the Borrower is or will be a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on the part of the Borrower, and no Permit under any applicable Law, and no registration, qualification, designation, declaration or filing with any Official Body having jurisdiction over it, is or was necessary therefor or to preserve the benefit thereof to the Lenders except as has heretofore been effected or obtained.

7.4	Enforceability

This agreement has been duly executed and delivered by the Borrower and constitutes, and each other Credit Facility Document to which it is or will be a party and each other document hereby or thereby contemplated when executed by it will constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to such qualifications as may be set forth in the opinion of counsel to the Borrower delivered pursuant to section 6.1(11).

7.5	No Breach

The execution and delivery by the Borrower of each Credit Facility Document to which it is or will be a party and each other document hereby or thereby contemplated and the performance by it of its obligations hereunder and thereunder do not and will not:

(a)	conflict with or result in a breach of any of the terms, conditions or provisions of:

(i)	its charter documents or by-laws;

(ii)	any Law;

(iii)	any material contractual restriction binding on or affecting it or its properties; or

(iv)	any material writ, judgment, injunction, determination or award which is binding on it; or

(b)	result in, or require or permit:

(i)	the imposition of any Lien (other than Permitted Liens) on or with respect to any properties now owned or hereafter acquired by it; or

(ii)	the acceleration of the maturity of any of its Debt under any contractual provision binding on or affecting it.

7.6	Subsidiaries

(1)	The only Material Subsidiaries of the Borrower as at the date hereof are set forth in schedule 4 annexed hereto. The Borrower owns on the date hereof, and will own on the Closing Date, legally and beneficially (directly or indirectly) the respective portions of the outstanding shares in the capital of the Material Subsidiaries or partnership interests in Material Subsidiaries that are partnerships, as shown in schedule 4 annexed hereto.

(2)	Save as set forth in schedule 4 annexed hereto and save for statutory pre-emptive rights, no person (other than the Borrower or a wholly-owned subsidiary of the Borrower) has any agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of shares or partnership interests in the capital of any Material Subsidiary (other than TELUS International (Cda) Inc.).

(3)	Each of the representations and warranties in this section 7.6 is made as of the Closing Date.

7.7	Compliance

Except as otherwise disclosed in writing to the Lenders prior to the Closing Date:

(a)	no Default or Event of Default has occurred and is continuing as at the Closing Date; and

(b)	as at the Closing Date, neither the Borrower nor any of the Material Subsidiaries is in breach or default, or is aware of any event or circumstance which, but for the passage of time or the giving of notice or both, would constitute a breach or default:

(i)	under any contract or agreement to which it is a party or by which it is bound (nor is it aware of any breach or default by any other party thereunder); or

(ii)	under any Law (including any Environmental Law) by which it is bound;

where such breach or default has had or would reasonably be expected to have a Material Adverse Effect.

7.8	Financial Statements

The audited consolidated financial statements of the Borrower as of and for the year ended December 31, ~~2015~~2022, copies of which have been delivered to the Administrative Agent, were prepared in accordance with Canadian generally accepted accounting principles as then in existence, and as at the ~~Closing~~Third Amending Agreement Effective Date present fairly, as at the date thereof, the consolidated financial position of the Borrower.

7.9	Material Adverse Effect

As at the ~~Closing~~Third Amending Agreement Effective Date, there does not exist and there has not occurred since December 31, ~~2015~~2022 any change (or any condition, event or development involving a prospective change) in the assets, properties, operations or condition, financial or otherwise, of either the Borrower or the Material Subsidiaries, which would reasonably be expected to have a Material Adverse Effect.

7.10	Pari Passu

The payment Obligations of the Borrower under this agreement and each other Credit Facility Document to which it is a party rank at least pari passu in right of payment with all of the Borrower’s other unsecured and unsubordinated indebtedness, other than any such indebtedness which is preferred by mandatory provisions of applicable Law.

ARTICLE 8

COVENANTS

8.1	Affirmative Covenants

Until the Obligations are paid and satisfied in full and this agreement has been terminated, and in addition to any other covenants herein set forth, the Borrower covenants as set forth in this section 8.1.

(1)	Maintain Existence. It will do all things necessary (a) to maintain its corporate existence, and (b) to carry out its businesses in a proper and efficient manner in like manner as a prudent operator of similar businesses, including obtaining and maintaining in full force and effect all Permits required for the conduct of its businesses, and shall cause each of the Material Subsidiaries to do so, in each case except to the extent that failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect; provided that, in the case of a Material Subsidiary that is a partnership, the foregoing covenant to maintain its corporate existence shall be construed as a covenant to maintain its partnership existence.

(2)	Compliance with Laws, etc. It will comply with all applicable Laws (including Environmental Laws) and Permits and do all things necessary to obtain, promptly renew and maintain in good standing from time to time all Permits and duly observe all valid requirements of any Official Body (including those requirements respecting the protection of the environment, Release of Hazardous ~~Substances~~Materials, and occupational health and safety), and shall cause each of the Material Subsidiaries to do so, in each case except to the extent that failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(3)	Payment of Taxes and Claims. It will file as and when required by applicable Law all Tax returns (except to the extent that failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect) and will pay and discharge before the same shall become delinquent (i) all Taxes imposed upon it or upon its property, and (ii) all lawful claims (including claims for labour, materials, supplies or services) which, if unpaid, might become a Lien upon its property except in each case any such Tax or claim which is being contested in good faith and by proper proceedings and for which adequate reserves have been maintained and no Liens (except Permitted Liens) have attached, and shall cause each of the Material Subsidiaries to do so.

(4)	Insurance. It will insure and keep insured the property of the Borrower and the Material Subsidiaries, which is of an insurable nature, against such risks, in such amount and in such manner as is customary and prudent in the case of corporations, similarly situated and operating generally similar property, and with such reputable insurance companies or associations as it may select; provided that the Borrower and the Material Subsidiaries may from time to time adopt other methods or plans of protection, including self-insurance, against risks in substitution or partial substitution for the aforesaid insurance.

(5)	Keeping of Books. It will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and its assets and business in accordance with IFRS, and shall cause each of the Material Subsidiaries to do so.

(6)	Pay Obligations to Lenders and Perform Other Covenants. It will make full and timely payment of the Obligations owed by it, whether now existing or hereafter arising, and will duly comply with all the terms and covenants contained in each of the Credit Facility Documents to which it is from time to time a party, all at the times and places and in the manner set forth therein.

(7)	Use of Proceeds. It will use the proceeds of all Accommodations made available to it for the purposes set forth in section 2.1(2) (including the payment of commercial paper).

(8)	Financial and Other Reporting. It will deliver to the Administrative Agent:

(a)	within 120 days after the end of each Financial Year, a copy of the annual audited consolidated financial statements of the Borrower prepared in accordance with IFRS;

(b)	within 60 days after the end of the first three Financial Quarters of the Financial Year, a copy of the unaudited consolidated financial statements of the Borrower prepared in accordance with IFRS, certified by a Senior Officer of the Borrower; and

(c)	with each of the financial statements in (a) and (b) above, a Compliance Certificate signed by a Senior Officer of the Borrower.

In addition, in the event that any financial statement or other information delivered hereunder indicates that a subsidiary of the Borrower has become a Material Subsidiary, the Borrower shall expressly draw same to the attention of the Administrative Agent and, within 20 Business Days following delivery of such financial statement or other information, the Borrower shall deliver to the Administrative Agent the documents referred to in section 6.1(2) and (5) relating to such subsidiary.

(9)	Notice of Certain Events. It will promptly notify the Administrative Agent in writing of:

(a)	any Default or Event of Default;

(b)	a decision (for whatever reason) by an Agency to cease providing a Rating, any change in a Rating by either Agency, or any new such Rating; or

(c)	prior to completion thereof, any transaction whereby a Material Subsidiary will cease to be a subsidiary of the Borrower.

(10)	Environmental Indemnity. It will indemnify and hold harmless the Administrative Agent and each Lender and their respective directors, officers, employees, agents and representatives from and against any and all third party liabilities, claims, demands, actions and causes of action, fines and other penal or administrative sanctions suffered by the indemnitees arising directly or indirectly out of any breach of any Environmental Law, or any environmental hazards existing, or any environmental pollution occurring, at any time relating to the assets or properties of the Borrower or any of the Material Subsidiaries.

(11)	Excluded Subsidiaries. It will ensure that, as at the end of each Financial Quarter (on the basis of the four Financial Quarters then ended with respect to EBITDA), the combined assets and EBITDA of the Excluded Subsidiaries (calculated on a combined basis) shall comprise 10% or less of the consolidated assets and EBITDA, as the case may be, of the Borrower, the Consolidated Subsidiaries and the Excluded Subsidiaries (calculated on a consolidated basis). In this regard, the Borrower may from time to time designate any Consolidated Subsidiary as an Excluded Subsidiary, or designate any Excluded Subsidiary as a Consolidated Subsidiary, by delivering to the Administrative Agent a written request for such designation; provided that:

(a)	no Material Subsidiary may be designated as an Excluded Subsidiary;

(b)	in the case of a designation of a Consolidated Subsidiary as an Excluded Subsidiary, the Borrower shall also deliver to the Administrative Agent a certificate of a Senior Officer of the Borrower (and such other evidence as the Administrative Agent shall reasonably request) to the effect that such designation would not have caused the Borrower to be in default of this section 8.1(11) or section 8.2(3) at the end of the immediately preceding Financial Quarter on a pro forma basis having regard to such designation;

(c)	in the case of a designation of a Consolidated Subsidiary as an Excluded Subsidiary in order to achieve compliance with section 8.2(3) as determined at the end of a Financial Quarter, such subsidiary shall be deemed to have been an Excluded Subsidiary throughout such Financial Quarter if such designation is completed at any time during such Financial Quarter or within 15 Business Days of the end of such Financial Quarter; and

(d)	in the case of a designation of an Excluded Subsidiary as a Consolidated Subsidiary in order to achieve compliance with this section 8.1(11) or section 8.2(3) as determined at the end of a Financial Quarter, such Excluded Subsidiary shall be deemed to have been a Consolidated Subsidiary throughout such Financial Quarter if such designation is completed at any time during such Financial Quarter or within 15 Business Days of the end of such Financial Quarter.

(12)	Further Assurances. It will at its cost and expense, upon request of the Administrative Agent, duly execute and deliver, or cause to be duly executed and delivered, to the Administrative Agent such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Administrative Agent to carry out more effectually the provisions and purposes of this agreement and the other Credit Facility Documents.

8.2	Negative Covenants

Until the Obligations are paid and satisfied in full and this agreement has been terminated, and in addition to any other covenants herein set forth, the Borrower covenants and agrees that it will not take any of the actions set forth in this section 8.2 or permit or suffer same to occur without the prior written consent of the Lenders pursuant to section 12.2.

(1)	Liens. It will not, and will not permit any of the Material Subsidiaries to, create, incur or otherwise permit to exist any Lien on any of its assets, other than Permitted Liens.

(2)	Merger, etc. Except for Permitted Mergers, it will not, and will not permit any of the Material Subsidiaries to, merge, consolidate or amalgamate with or into, or sell, convey, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) all or substantially all of its assets to, any other person.

(3)	Financial Tests. It will not:

(a)	permit its Leverage Ratio to exceed 4.25:1 at the end of any Financial Quarter; or

(b)	permit its Coverage Ratio to be less than 2.0:1 at the end of any Financial Quarter.

(4)	Debt. It will not permit any of the Material Subsidiaries at any time to create, incur or otherwise permit to exist, or otherwise be obligated in respect of, any Indebtedness for Borrowed Moneys other than (i) Indebtedness for Borrowed Moneys incurred by TELUS International (Cda) Inc. from time to time pursuant to the TI Credit Agreement and (ii) Indebtedness for Borrowed Moneys of any of the Material Subsidiaries if the effect thereof is that the aggregate principal amount of all Indebtedness for Borrowed Moneys of all Material Subsidiaries (but excluding in such calculation all Excluded Debt and, for certainty, all Indebtedness for Borrowed Moneys permitted pursuant to (i) above) does not exceed 15% of Net Tangible Assets at such time.

(5)	Sale and Lease-Back Transactions. Neither it nor any of the Material Subsidiaries shall enter into any Sale and Lease-Back Transaction unless:

(a)	such Sale and Lease-Back Transaction qualifies as a Permitted Lien other than under paragraph (s) or (w) of the definition of Permitted Lien; or

(b)	such Sale and Lease-Back Transaction is not otherwise permitted under paragraph (a) but the Borrower or such Material Subsidiary would be entitled, in the manner described in paragraph (s) of the definition of Permitted Lien, to incur Debt secured by a Lien on the applicable Principal Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction; or

(c)	the Borrower or such Material Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Debt of the Borrower ranking on a parity with the Obligations and owing to a person other than the Borrower or any affiliate of the Borrower, or (y) the purchase, construction or improvement of real property or personal property used by the Borrower or such Material Subsidiary in the ordinary course of business.

8.3	Administrative Agent May Perform Covenants

If the Borrower or any Material Subsidiary shall fail to perform or observe any covenant on its part contained herein or in any other Credit Facility Document, the Administrative Agent may, in its sole discretion acting reasonably, and shall upon the instructions of the Majority Lenders, in either case subject to it having been indemnified to its satisfaction, perform (or cause to be performed), any of the said covenants capable of being performed by the Administrative Agent and, if any such covenant requires the payment or expenditure of money, the Administrative Agent may make such payment or expenditures with its own funds or with money borrowed for that purpose (but the Administrative Agent shall be under no obligation to do so); provided that the Administrative Agent shall first have provided written notice of its intention to the Borrower and a reasonable opportunity (not to exceed 20 days, or such longer period as the Lenders shall approve) to cure the failure. All amounts paid by the Administrative Agent pursuant to this section 8.3 shall be repaid by the Borrower to the Administrative Agent on demand therefor, and shall form part of the Obligations. No payment or performance under this section 8.3 shall relieve the Borrower from any Event of Default.

ARTICLE 9

CHANGES IN CIRCUMSTANCES

9.1	Illegality

If the enactment of any applicable Law, or any change therein or in the interpretation or application thereof by any Official Body or compliance by a Lender with any guideline, official directive, request or direction (whether or not having the force of Law) of any Official Body, hereafter makes it unlawful or impossible for a Lender to make, fund or maintain any type of Accommodation or to give effect to its obligations in respect of such type of Accommodation, such Lender may, by written notice thereof to the Borrower and to the Administrative Agent, declare its obligations under this agreement in respect of such type of Accommodation to be terminated, whereupon the same shall forthwith terminate, and the Borrower shall within the time required by such Law (or at the end of such longer period as such Lender at its discretion has agreed) repay or effect a Conversion of the Principal Outstanding in respect of such type of Accommodation from such Lender (without reducing or prepaying the Commitment(s) of any other Lender(s)), and shall pay all accrued interest and fees payable hereunder and all Increased Costs incurred in connection with the termination or Conversion of such type of Accommodation.

In the foregoing circumstances, the Borrower, in consultation with the Administrative Agent and the affected Lender, may arrange for one or more other persons (in this section 9.1, the “assuming Lender”) reasonably satisfactory to the Borrower and the Administrative Agent to assume all or a portion of the relevant Commitments and acquire the outstanding Accommodations and other rights and interests of the affected Lender hereunder. The assuming Lender and affected Lender shall execute all such documents as may be reasonably required by the Administrative Agent and the Borrower to effect such assumption and acquisition.

9.2	~~Circumstances Requiring Different Pricing~~Alternate Rate of Interest

~~If, on or before any date on which an interest rate is to be determined on the basis of LIBOR, either:~~

(a)	Subject to clauses (b), (c), (d), (e) and (f) of this section 9.2, if:

(i)	~~(a)~~ the Administrative Agent determines ~~that it will not be possible to determine LIBOR for the applicable Interest Period or in the applicable amounts; or~~(which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a Term Benchmark Advance, that the Adjusted Term SOFR Rate or the Term SOFR Rate cannot be determined pursuant to the definition thereof; or

(ii)	~~(b)~~ the Administrative Agent ~~determines or receives notice from a Lender that LIBOR~~ is advised by the Majority Lenders prior to the commencement of any Interest Period for a Term Benchmark Advance, the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making~~, funding or~~ and maintaining ~~LIBOR Advances for the applicable Interest Period (including, for greater certainty, any such circumstance arising by virtue of the imposition, or increase in the applicable rate, of any Tax other than an Excluded Tax);~~their Accommodations included in such Term Benchmark Advance for such Interest Period, and the Majority Lenders have provided notice of such determination to the Administrative Agent;

then the Administrative Agent shall ~~forthwith~~ give notice ~~of such event~~thereof to the Borrower and ~~each Lender, whereupon the obligations of~~ the Lenders ~~to make LIBOR Advances to the Borrower shall be suspended~~by telephone, telecopy or electronic mail as promptly as practicable thereafter. Upon receipt of such notice and until the Administrative Agent ~~gives notice to~~notifies the Borrower and the Lenders that the circumstances giving rise to such ~~determination~~notice no longer exist~~.~~ with respect to the relevant Benchmark, (i) the Borrower may revoke any pending Accommodation Request that requests a conversion or rollover of or an Advance of a Term Benchmark Advance or, failing that, an Accommodation Request that requests a Term Benchmark Advance shall instead be deemed to be a request for a conversion or rollover of or request for an Advance of a Base Rate Advance; provided that if the circumstances giving rise to such notice affect only one type of Advance, then all other types of Advances shall be permitted. Furthermore, if any Term Benchmark Advance is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this section 9.2 with respect to the Adjusted Term SOFR Rate applicable to such Term Benchmark Advance, then until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers an Accommodation Request in accordance with the terms hereof, any Term Benchmark Advance shall on the last day of the Interest Period applicable to such Term Benchmark Advance (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute a Base Rate Advance.

(b)	Notwithstanding anything to the contrary herein or in any other Credit Facility Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Timein respect of any setting of the then-current Benchmark, then such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Facility Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Facility Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis. A Hedge Instrument shall be deemed not to be a “Credit Facility Document” for the purposes of this Section 9.2.

(c)	Notwithstanding anything to the contrary herein or in any other Credit Facility Document, the Administrative Agent will have the right, in consultation with the Borrower, to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Facility Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Facility Document.

(d)	The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision, selection or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this section 9.2, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this agreement or any other Credit Facility Document, except, in each case, as expressly required pursuant to this section 9.2.

(e)	Notwithstanding anything to the contrary herein or in any other Credit Facility Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) theregulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f)	Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Term Benchmark Advance of, conversion to or continuation of Term Benchmark Advances to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any request for a Term Benchmark Advance into a request for an Advance of or conversion to a Base Rate Advance. If any Term Benchmark Advance is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to the Adjusted Term SOFR Rate applicable to such Term Benchmark Advance, then until such time as a Benchmark Replacement is implemented pursuant to this section 9.2, (1) any Advance of a Term Benchmark Advance shall on the last day of the Interest Period applicable to such Advance (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute a Base Rate Advance.

9.3	Increased Costs

If:

(a)	the enactment or amendment of any Law or any change in the interpretation or application thereof by any Official Body (including with respect to any applicable Taxes other than Excluded Taxes); or

(b)	compliance by any Lender with any amendment or change to any existing directive, request or requirement (whether or not having the force of Law) of any Official Body, or with any new such directive, request or requirement of any Official Body;

shall have the effect of:

(c)	increasing the cost to such Lender of performing its obligations under this agreement or in respect of any Accommodation, including the costs of maintaining any capital, reserve, deemed reserve or special deposit requirements with respect to this agreement or any Accommodation or with respect to its obligations hereunder or thereunder or with respect to assets or deposits that directly or indirectly support such obligations;

(d)	requiring such Lender to maintain or allocate any capital (including a requirement affecting such Lender’s allocation of capital to its obligations) or additional capital in respect of its obligations under this agreement or in respect of any Accommodation or otherwise reducing the effective return to such Lender under this agreement or in respect of any Accommodation or on its total capital as a result of entering into this agreement or making any Accommodation;

(e)	reducing any amount payable to it by or in an amount it deems material (other than, for greater certainty, a reduction resulting from a higher rate of income or capital Tax or other special Tax relating to such Lender’s income or capital and other than any other Excluded Taxes); or

(f)	causing such Lender to make any payment or to forgo any return on or calculated by reference to any amount received or receivable by such Lender under this agreement or in respect of any Accommodation;

such Lender may give notice to the Borrower (with a copy to the Administrative Agent) specifying the nature of the event giving rise to such additional cost, reduction, payment or forgone return and the Borrower shall promptly pay such amounts as such Lender may specify to be necessary to compensate it for any such additional cost, reduction, payment or forgone return. A certificate setting out, in reasonable detail, the amount of any such additional cost, reduction, payment or forgone return, submitted in good faith by such Lender to the Borrower, shall be conclusive and binding for all purposes absent demonstrated error.

If such circumstances continue in effect for 60 consecutive days, on request from the Borrower, the Borrower shall use its reasonable efforts, in consultation with the Administrative Agent and the affected Lender, to arrange for one or more other persons (in this section 9.3, the “assuming Lender”) reasonably satisfactory to the Borrower and the Administrative Agent to assume all or a portion of the relevant Commitments and acquire the outstanding Accommodations and other rights and interests of the affected Lender hereunder. The assuming Lender and affected Lender shall execute all such documents as may be reasonably required by the Administrative Agent and the Borrower to effect such assumption and acquisition. Failing such assumption and acquisition, the Borrower may effect a prepayment and cancellation of the relevant Commitments of the affected Lender (without reducing or prepaying the Commitment(s) of any other Lender(s)).

9.4	Indemnification

(1)	Matching Funds. The Borrower shall promptly pay to each Lender any amounts required to compensate such Lender for any breakage or similar cost, loss, cost of redeploying funds or other cost or expense suffered or incurred by such Lender as a result of:

(a)	any payment being made by the Borrower in respect of a ~~LIBOR~~Term Benchmark Advance or a Bankers’ Acceptance (due to acceleration hereunder or a mandatory repayment or prepayment of principal or for any other reason) on a day other than the last day of an Interest Period or the maturity date applicable thereto; provided that, where the event giving rise to such payment is a mandatory repayment or prepayment, the Borrower may at its option instead deposit the amount of the repayment or prepayment to a cash collateral account pending expiry of the existing Interest Period or (as the case may be) maturity of outstanding Bankers Acceptances, and the monies in such cash collateral account shall be invested in Cash Equivalents and held as security to be applied by the Administrative Agent to the required repayment or prepayment on the expiry of such Interest Period or maturity of such Bankers Acceptance;

(b)	the Borrower’s failure to give Notice in the manner and at the times required hereunder; or

(c)	the failure of the Borrower to fulfil or honour, before the date specified for any Accommodation, the applicable conditions set forth in Article 6 or to accept an Accommodation after delivery of an Accommodation Request in the manner and at the time specified in such Accommodation Request.

A certificate of such Lender submitted to the Borrower (with a copy to the Administrative Agent) as to the amount necessary to so compensate such Lender shall be conclusive evidence, absent demonstrated error, of the amount due from the Borrower to such Lender.

(2)	General. Without limiting section 8.1(10), the Borrower agrees to indemnify the Administrative Agent, each Lender and their respective affiliates, and the directors, officers and employees of each of them, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the indemnitees or any of them, related to or arising out of the transactions contemplated hereunder or under any other Credit Facility Document; provided that no amount shall be payable under this section 9.4(2) to the extent that same arises out of the gross negligence or wilful misconduct of an indemnified person, or out of a breach by it of the terms of this agreement or any other Credit Facility Document.

9.5	Taxes, Costs, Etc.

(1)	General. Any and all payments by the Borrower under this agreement or any other Credit Facility Document shall be made free and clear of and without deduction or withholding for Taxes unless such Taxes are required by Law to be deducted or withheld. For greater certainty, the Borrower shall not be required to gross-up or indemnify a Lender in respect of Taxes or Excluded Taxes payable to any Official Body.

(2)	Pay Taxes. The Borrower shall pay all Taxes (for greater certainty, excluding Excluded Taxes) which arise from any payment made by it hereunder or under any other Credit Facility Document or from the execution, delivery or registration of, or otherwise with respect to, this agreement or such other Credit Facility Document.

(3)	Evidence of Payment. Within 30 days after the date of any payment of Taxes, the Borrower will furnish to the relevant Lender the original or a certified copy of a receipt evidencing payment thereof.

(4)	Survival. Without prejudice to the survival of any other agreement or obligation of the Borrower hereunder or under any other Credit Facility Document, the obligations of the Borrower under this section 9.5 shall survive the payment and performance of the Obligations.

9.6	Canadian Benchmark Replacement Setting.

Notwithstanding anything to the contrary herein or in any other Credit Facility Document:

(1)	Replacing CDOR. On May 16, 2022 Refinitiv Benchmark Services (UK) Limited (“RBSL”), the administrator of CDOR, announced in a public statement that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on Friday, June 28, 2024. On the date that all Canadian Available Tenors of CDOR have either permanently or indefinitely ceased to be provided by RBSL (the “CDOR Cessation Date”), if the then-current Canadian Benchmark is CDOR, the Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Credit Facility Document in respect of any setting of such Canadian Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this agreement or any other Credit Facility Document. If the Canadian Benchmark Replacement is Daily Simple CORRA, all interest payments will be payable on a monthly basis. A Hedge Instrument shall be deemed not to be a Credit Facility Document for the purposes of this Section 9.6.

(2)	~~(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Facility Document if a~~Replacing Future Canadian Benchmarks. Upon the occurrence of a Canadian Benchmark Transition Event ~~or  an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such~~, the Canadian Benchmark Replacement will replace ~~such~~the then-current Canadian Benchmark for all purposes hereunder ~~in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this agreement and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder~~and under any Credit Facility Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Facility Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Canadian Benchmark Replacement from Lenders comprising the Majority Lenders. At any time that the administrator of the then-current Canadian Benchmark has permanently or indefinitely ceased to provide such Canadian Benchmark or such Canadian Benchmark has been announced by the administrator or the regulatory supervisor for the administrator of such Canadian Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Canadian Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Advances to be made, converted or continued that would bear interest by reference to such Canadian Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Canadian Benchmark Replacement has replaced such Canadian Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to a Prime Rate Advances. During the period referenced in the foregoing sentence, the component of the Prime Rate based upon the Canadian Benchmark will not be used in any determination of the Prime Rate.

(3)	~~(b)~~ Canadian Benchmark Replacement Conforming Changes. In connection with the implementation ~~of a~~and administration of a Canadian Benchmark Replacement, the Administrative Agent will have the right to make Canadian Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Facility Document, any amendments implementing such Canadian Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this agreement ~~or any other Credit Facility Document~~.

(4)	~~(c)~~ Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) ~~any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii)~~ the implementation of any Canadian Benchmark Replacement, (ii) any occurrence of a Term CORRA Transition Event, (iii) the effectiveness of any Canadian Benchmark Replacement Conforming Changes, and (iv) ~~the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (v) the commencement or conclusion of any Benchmark Unavailability Period~~by delivering a BA Cessation Notice pursuant to section 9.6(7), its intention to terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this ~~Section~~section 9.6, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action ~~or any selection~~, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party ~~to this agreement or any other Credit Facility Document~~hereto, except, in each case, as expressly required pursuant to this ~~Section~~section 9.6.

(5)	~~(d)~~ Unavailability of Tenor of Canadian Benchmark. ~~Notwithstanding anything to the contrary herein or in any other Credit Facility Document, at~~At any time (including in connection with the implementation of a Canadian Benchmark Replacement), ~~(i)~~ if the then-current Canadian Benchmark is a term rate (including Term ~~SOFR or LIBOR and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then~~CORRA or CDOR), then (i) the Administrative Agent may ~~modify the definition of “Interest Period” for any~~remove any tenor of such Canadian Benchmark ~~settings at or after such time to remove such~~that is unavailable or non-representative ~~tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then~~for Canadian Benchmark (including Canadian Benchmark Replacement) settings and (ii) the Administrative Agent may ~~modify the definition of “Interest Period” for all Benchmark settings at or after such time to~~ reinstate any such previously removed tenor for Canadian Benchmark (including Canadian Benchmark Replacement) settings.

~~(e) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a LIBOR Advance of, conversion to or continuation of LIBOR Advance to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Advance.~~

(6)	Secondary Term CORRA Conversion. Notwithstanding anything to the contrary herein or in any Credit Facility Document and subject to the proviso below in this clause, if a Term CORRA Transition Event and its related Term CORRA Transition Date have occurred, then on and after such Term CORRA Transition Date (i) the Canadian Benchmark Replacement described in clause (i)(A) of such definition will replace the then-current Canadian Benchmark for all purposes hereunder or under any Credit Facility Document in respect of any setting of such Canadian Benchmark on such day and all subsequent settings, without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Facility Document; and (ii) each Advance outstanding on the Term CORRA Transition Date bearing interest based on the then-current Canadian Benchmark shall convert, on the last day of the then-current interest payment period, into an Advance bearing interest at the Canadian Benchmark Replacement described in clause (i)(A) of such definition having a tenor approximately the same length as the interest payment period applicable to such Advance immediately prior to the conversion or such other Canadian Available Tenor as may be selected by the Borrower and agreed by the Administrative Agent; provided that, this section 9.6(6) shall not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a Term CORRA Notice, and so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the Term CORRA Notice, written notice of objection to such conversion to Term CORRA from Lenders comprising the Majority Lenders or the Borrower.

(7)	~~(f) Administrative Agent Disclaimer~~Bankers’ Acceptances. The Administrative Agent ~~does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the administration of, submission of, calculation of or any other matter related to any Benchmark, any component definition thereof or rates referenced in the definition thereof or any alternative, comparable or successor rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, comparable or successor rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, such Benchmark or any other Benchmark, or (b) the effect, implementation or composition of any Benchmark Replacement Conforming Changes~~.shall have the option to, effective as of the date set out in the BA Cessation Notice, which shall be a date on or after the CDOR Cessation Date (the “BA Cessation Effective Date”), terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances, provided that the Administrative Agent shall give notice to the Borrower and the Lenders at least thirty (30) Business Days prior to the BA Cessation Effective Date (“BA Cessation Notice”). If the BA Cessation Notice is provided, then as of the BA Cessation Effective Date, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the BA Cessation Notice, written notice of objection to the termination of the obligation to make or maintain Bankers’ Acceptances from Lenders comprising the Majority Lenders, (i) any Accommodation Request that requests the conversion of any Advances to, or rollover of any Advances as, a Bankers’ Acceptance shall be ineffective, and (ii) if any Accommodation Request requests a Bankers’ Acceptance such Drawing shall be made as a Prime Rate Advance. For the avoidance of doubt, any outstanding Bankers’ Acceptance shall remain in effect following the CDOR Cessation Date until such Bankers’ Acceptance’s stated maturity.

~~(g) Acknowledgement of LIBOR Replacement. The interest rate on LIBOR Advances is determined by reference to LIBOR, which iderived from the London interbank offered rate. LIBOR is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the ICE Benchmark Administration (together with any successor to the ICE Benchmark Administration, the “IBA”) for purposes of the IBA setting LIBOR. As a result, it is possible that commencing in 2022, or earlier, LIBOR may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on LIBOR Advances. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of LIBOR. In the event that LIBOR is no longer available as set forth in this Section 9.6 or in the event of certain other circumstances as set forth in Section 9.2, such provisions provide mechanisms for determining an alternative, successor or replacement reference rate. The parties hereto hereby acknowledge that there is no assurance that the composition or characteristics of any such alternative, successor or replacement reference rate, as it may or may not be adjusted pursuant to this Section 9.6, will be similar to or produce the same value or economic equivalence as LIBOR or that such alternative, successor or replacement reference rate will have the same volume or liquidity as did LIBOR prior to its discontinuance or unavailability~~.

(8)	~~(h) Certain Defined Terms. As used in this Section 9.6:~~Definitions.

(a)	“Canadian Available Tenor” means, as of any date of determination and with respect to the ~~then-current~~then- current Canadian Benchmark, as applicable, (x) if the then-current Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark ~~or payment period for interest~~ [*****] be used for determining the length of an ~~Interest Period~~interest period or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark, as applicable, pursuant to this agreement as of such date ~~and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (d) of this Section 9.6~~.

(b)	“Canadian Benchmark” means, initially, ~~LIBOR~~CDOR; provided that if a ~~Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then-current Benchmark, then “~~replacement of the Canadian Benchmark has occurred pursuant to this section 9.6, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate ~~pursuant to clause (a) of this Section 9.6~~. Any reference to “Canadian Benchmark” shall include, as applicable, the published component used in the calculation thereof.

(c)	“Canadian Benchmark Replacement” means, for any Canadian Available Tenor:

(i)	For purposes of 9.6(1), the first alternative set forth ~~in the order~~ below that can be determined by the Administrative Agent ~~for the applicable Benchmark Replacement Date~~:

(A)	~~1.~~ the sum of: (~~a~~i) Term ~~SOFR and (b) the related Benchmark Replacement Adjustment;~~CORRA and (ii) 0.29547% (29.547 basis points) for a Canadian Available Tenor of one-month’s duration, and 0.32138% (32.138 basis points) for a Canadian Available Tenor of three-months’ duration, or

(B)	~~2.~~ the sum of: (~~a~~i) Daily Simple ~~SOFR and (b) the related Benchmark Replacement Adjustment;~~CORRA and (ii) 0.29547% (29.547 basis points) for a Canadian Available Tenor of one-month’s duration; and

(ii)	~~3.~~ For purposes of 9.6(2), the sum of~~:~~  (~~a~~A) the alternate benchmark rate and (B) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for ~~the then-current Benchmark for the applicable Corresponding Tenor~~such Canadian Available Tenor of such Canadian Benchmark giving due consideration to ~~(i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii)~~ any evolving or then-prevailing market convention ~~for determining a benchmark rate as a replacement for the then-current Benchmark for U.S.~~, including any applicable recommendations made by the Relevant Canadian Governmental Body, for Canadian dollar-denominated syndicated credit facilities at such time ~~and (b) the related Benchmark Replacement Adjustment~~;

provided that, ~~in~~if the ~~case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion. If the~~Canadian Benchmark Replacement as determined pursuant to clause (~~1~~c)~~,~~ (~~2~~i) or (~~3~~c)(ii) above would be less than zero, the Canadian Benchmark Replacement will be deemed to be zero for the purposes of this agreement and the other Credit Facility Documents.

~~“Benchmark Replacement Adjustment” means, with respect to any replacement of the then- current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement~~:

~~1.   for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent:~~

~~(a)  the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;~~

~~(b)  the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and~~

~~2.  for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar- denominated syndicated credit facilities;~~

~~provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.~~

(d)	“Canadian Benchmark Replacement Conforming Changes” means, with respect to any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “~~Base~~Prime Rate ~~Canada~~”,~~”~~  the definition of “Business Day,” the definition of “~~Interest Period~~Bankers’ Acceptance,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters, including with respect to the obligation of the Administrative Agent and the Lenders to create, maintain or issue Bankers’ Acceptances) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Canadian Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Canadian Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this agreement and the other Credit Facility Documents). Without limiting the foregoing, Canadian Benchmark Replacement Conforming Changes made in connection with the replacement of CDOR with a Canadian Benchmark Replacement may include the implementation of mechanics for borrowing loans that bear interest by reference to the Canadian Benchmark Replacement, to replace the creation or purchase of drafts or Bankers’ Acceptances.

“~~Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:~~

~~1. in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);~~

~~2. in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or~~

~~3. in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.~~

~~For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).~~

~~“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:~~

~~1.  a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);~~

(e)	~~2.~~ “Canadian Benchmark Transition Event” means, with respect to any then-current Canadian Benchmark other than CDOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Canadian Benchmark, the regulatory supervisor for the administrator of such ~~Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve~~Canadian Benchmark, the Bank of ~~New York~~Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark ~~(or such component)~~, a resolution authority with jurisdiction over the administrator for such Canadian Benchmark ~~(or such component)~~ or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark ~~(or such component), which states that the~~, announcing or stating that (a) such administrator ~~of such Benchmark (or such component)~~ has ceased or will cease on a specified date to provide all Canadian Available Tenors of such Canadian Benchmark ~~(or such component thereof)~~, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Canadian Available Tenor of such ~~Benchmark (or such component thereof); or~~Canadian Benchmark or (b) all Canadian Available Tenors of such Canadian Benchmark are or will no longer be representative of the underlying market and economic reality that such Canadian Benchmark is intended to measure and that representativeness will not be restored.

(f)	“CDOR” means the Canadian Dollar rate for bankers’ acceptance borrowings known as the Canadian Dollar Offered Rate provided by RBSL, as the administrator of the benchmark (or a successor administrator).

(g)	“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

~~3. a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.~~

~~For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).~~

~~“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder in accordance with this Section 9.6 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and in accordance with this Section 9.6.~~

~~“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.~~

(h)	“Daily Simple ~~SOFR~~CORRA” means, for any day, ~~SOFR,~~CORRA with the methodology and conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Canadian Governmental Body for determining “Daily Simple ~~SOFR~~CORRA” for business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.; and provided that if the administrator has not provided or published CORRA and a Canadian Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

~~“Early Opt-in Election” means, if the then-current Benchmark is LIBOR, the occurrence of:~~

~~1.  a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and~~

2. ~~the joint election by the Administrative Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.~~

~~“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.~~

~~“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is LIBOR, 11:00 a.m. (London, England time) on the second Business Day preceding the date of such setting, and (2) if such Benchmark is not LIBOR, the time determined by the Administrative Agent in its reasonable discretion.~~

(i)	“Relevant Canadian Governmental Body” means the ~~Federal Reserve Board or the Federal Reserve~~  Bank of ~~New York~~Canada, or a committee officially endorsed or convened by the ~~Federal Reserve Board or the Federal Reserve~~ Bank of ~~New York~~Canada, or any successor thereto.

~~“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website at approximately 8:00 a.m. (Toronto time) on the immediately succeeding Business Day.~~

~~“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).~~

~~“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.~~

(j)	“Term ~~SOFR~~CORRA” means, for the applicable ~~Corresponding Tenor as of the applicable Reference Time~~corresponding tenor, the forward-looking term rate based on ~~SOFR~~CORRA that has been selected or recommended by the Relevant Canadian Governmental Body~~.~~, and that is published by an authorized benchmark administrator and is displayed on a screen or other information service, as identified or selected by the Administrative Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of an interest period determined by the Administrative Agent in its reasonable discretion in a manner substantially consistent with market practice.

~~“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.~~

(k)	“Term CORRA Notice” means the notification by the Administrative Agent to the Lenders and the Borrower of the occurrence of a Term CORRA Transition Event.

(l)	“Term CORRA Transition Date” means, in the case of a Term CORRA Transition Event, the date that is set forth in the Term CORRA Notice provided to the Lenders and the Borrower, for the replacement of the then-current Canadian Benchmark with the Canadian Benchmark Replacement described in clause (i)(A) of such definition, which date shall be at least thirty (30) Business Days from the date of the Term CORRA Notice.

(m)	“Term CORRA Transition Event” means the determination by the Administrative Agent that (a) Term CORRA has been recommended for use by the Relevant Canadian Governmental Body, and is determinable for any Canadian Available Tenor, (b) the administration of Term CORRA is administratively feasible for the Administrative Agent and (c) a Canadian Benchmark Replacement, other than Term CORRA, has replaced CDOR in accordance with paragraph (a) of the Section titled “Canadian Benchmark Replacement Setting”.

9.7	~~CDOR Discontinuance~~Rates

~~If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in Section 4.11 have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in Section 4.11 have not arisen but the supervisor for the administrator of the CDOR Rate or an Official Body having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be used for determining interest rates for loans (in each case, a “CDOR Discontinuance”), then the Administrative Agent and the Borrower shall negotiate in good faith to establish an alternate rate of interest to the CDOR Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for CDOR Rate advances made in Canada at such time. Upon an agreement being reached, such parties shall enter into an amendment to this agreement to reflect such alternate rate of interest and such other related changes to this agreement as may be applicable. Notwithstanding anything to the contrary in Section 12.2, such amendment shall become effective without any further action or consent of any other party to this agreement so long as the Administrative Agent shall not have received, within five (5) Business Days of the date such amendment is provided to the Lenders, a written notice from the Majority Lenders stating that such Majority Lenders object to such amendment. If such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this agreement.~~

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Adjusted Term SOFR Rate, Term SOFR Rate, the CDOR, CORRA, Daily Simple CORRA or Term CORRA, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement or Canadian Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement or Canadian Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Adjusted Term SOFR Rate, Term SOFR Rate, the CDOR, Daily Simple CORRA, Term CORRA, or any other Benchmark or Canadian Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Benchmark Replacement Conforming Changes or Canadian Benchmark Replacement Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR Rate, Adjusted Term SOFR Rate, the CDOR, CORRA, Daily Simple CORRA, Term CORRA, or any alternative, successor or replacement rate (including any Benchmark Replacement or Canadian Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Term SOFR Rate, Adjusted Term SOFR Rate, the CDOR, CORRA, Daily Simple CORRA, Term CORRA or any other Benchmark or Canadian Benchmark, in each case pursuant to the terms of this agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ARTICLE 10
EVENTS OF DEFAULT

10.1	Events of Default

Each of the events set forth in this section 10.1 shall constitute an “Event of Default”.

(1)	Payment. The Borrower shall fail:

(a)	to pay the principal amount of any Advance or BA Equivalent Loan when the same becomes due and payable;

(b)	to reimburse any Lender in respect of any Bankers’ Acceptance or Letter of Credit, or pay the Face Amount thereof, when required hereunder; or

(c)	to pay any interest or fees hereunder when the same becomes due and payable;

and in any such case under (b) or (c) such failure shall remain unremedied for a period of five days.

(2)	Representations and Warranties Incorrect. Any of the representations or warranties made or deemed to have been made by the Borrower in any Credit Facility Document shall prove to be or have been incorrect in any material respect when made or deemed to have been made.

(3)	Failure to Perform Certain Covenants. The Borrower or a Material Subsidiary shall fail to perform or observe any covenant contained in any Credit Facility Document on its part to be performed or observed or otherwise applicable to it; provided that, if such failure is capable of being remedied, no Event of Default shall have occurred as a result thereof unless and until such failure shall have remained unremedied for 30 days after the earlier of (i) written notice thereof given to the Borrower by the Administrative Agent, and (ii) such time as the Borrower or such Material Subsidiary is aware of same.

(4)	Debt. (a) The Borrower or a Material Subsidiary fails to pay the principal of any Debt (excluding the Obligations) which is outstanding in an aggregate principal amount exceeding US$75 million (or the Equivalent Amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) beyond any applicable grace period; or (b) any other event occurs or condition exists (including a failure to pay the premium or interest on such Debt) and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Debt which is outstanding in an aggregate principal amount exceeding US$75 million (or the Equivalent Amount in any other currency) without waiver of such failure by the holder of such Debt on or before the expiration of such period, as a result of which such holder accelerates such Debt.

(5)	Judgment. Any final judgment or order (subject to no further right of appeal) for the payment of money aggregating in excess of US$75 million (or the Equivalent Amount in any other currency) shall be rendered against the Borrower or a Material Subsidiary in respect of which enforcement proceedings have been commenced and such proceedings have not been effectively stayed.

(6)	Bankruptcy, etc. The Borrower or a Material Subsidiary:

(a)	becomes insolvent or generally unable to pay its debts as they become due;

(b)	admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors;

(c)	institutes or has instituted against it any proceeding involving or affecting its creditors seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding relating thereto, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any material portion of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either such person fails to diligently and actively oppose such proceeding, or any of the relief sought in such proceeding (including the entry of any order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) is given; or

(d)	takes any corporate or partnership action to authorize any of the above actions.

(7)	Execution. Assets of the Borrower or any Material Subsidiary are attached, executed, sequestered or distrained upon or become subject to any order of a court or other process and such attachment, execution, sequestration, distraint, order or process (i) relates to claims in the aggregate in excess of US$75 million (or the Equivalent Amount in another currency), and (ii) the Borrower or such Material Subsidiary shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or deposit with the Administrative Agent cash collateral or other security satisfactory to the Majority Lenders in the amount of the claim, within 60 days from the date of entry thereof.

(8)	Control Event. A Control Event.

10.2	Effect

(1)	General. Upon the occurrence and continuance of an Event of Default, except as provided in section 10.2(2), the Administrative Agent:

(a)	shall, at the request of the Majority Lenders, by notice to the Borrower cancel all obligations of the Lenders in respect of the Commitments (whereupon no further Accommodations may be made and any Accommodation Request given with respect to an Accommodation occurring on or after the date of such notice or request shall cease to have effect); and

(b)	shall, at the request of the Majority Lenders, by notice to the Borrower declare the Obligations to be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

(2)	Specific Defaults. If any Event of Default specified in section 10.1(6) shall occur with respect to the Borrower, then all obligations of the Lenders in respect of the Commitments shall be automatically cancelled and the Obligations shall be forthwith due and payable, all as if the request and notice specified in each of sections 10.2(1)(a) and 10.2(1)(b) had been received and given by the Administrative Agent.

(3)	Enforcement. Upon the occurrence of an Event of Default and acceleration of the Obligations, the Administrative Agent may, and shall at the request of the Majority Lenders, commence such legal action or proceedings as it may deem expedient, all without any additional notice, presentation, demand, protest, notice of dishonour, or any other action, notice of all of which the Borrower hereby expressly waives to the extent permitted by law. The rights and remedies of the Administrative Agent and the Lenders hereunder and under the other Credit Facility Documents are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Law; provided that nothing herein contained shall permit any Lender to take any steps which, pursuant to this agreement, may only be undertaken by or with the consent of all Lenders or the Majority Lenders.

10.3	Right of Set-Off

In addition to any rights now or hereafter granted under applicable Law and not by way of limitation of any such rights, after the occurrence of an Event of Default and acceleration of the Obligations, except where there is an agreement to the contrary, each Lender is hereby authorized by the Borrower at any time or from time to time without notice to the Borrower or to any other person, any such notice being hereby expressly waived to the extent permitted by Law, to set off and to appropriate and to apply any and all deposits (general or special), time or demand, in each case whether matured or unmatured (and any other indebtedness) at any time held or owing by such Lender to or for the credit or account of the Borrower against and on account of the Obligations of the Borrower to such Lender, including all claims of any nature or description arising out of or connected with this agreement or any of the other Credit Facility Documents, and although such obligations and liabilities or any of them shall be contingent and unmatured.

10.4	Currency Conversion After Acceleration

At any time following the occurrence of an Event of Default and the acceleration of the Obligations, each Lender shall be entitled to convert, with two Business Days’ prior notice to the Borrower, its unpaid and outstanding US Dollar Advances, or any of them, to Prime Rate Advances. Any such conversion shall be calculated so that the resulting Prime Rate Advances shall be the Equivalent Amount in Cdn. Dollars on the date of conversion of the amount of US Dollars so converted. Any accrued and unpaid interest denominated in US Dollars at the time of any such conversion shall be similarly converted to Cdn. Dollars, and such Prime Rate Advances and accrued and unpaid interest thereon shall thereafter bear interest in accordance with Article 3.

ARTICLE 11

THE ADMINISTRATIVE AGENT AND THE LENDERS

11.1	Authorization and Action

Each Lender hereby appoints and authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under this agreement and the other Credit Facility Documents as are delegated to the Administrative Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto. As to any matters not expressly provided for by this agreement or such other Credit Facility Documents, the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully indemnified and protected in so acting or refraining from acting) upon the instructions of the Majority Lenders and such instructions (and indemnification) shall be binding upon all Lenders; provided that the Administrative Agent shall not be required to take any action which exposes it to personal liability or which is contrary to this agreement or such other Credit Facility Documents or applicable Law.

11.2	Duties and Obligations

The duties and obligations of the Administrative Agent hereunder shall be mechanical and administrative in nature, and the Administrative Agent shall not have by reason of this agreement or any other Credit Facility Document any fiduciary relationship or duty with or to any Lender.

Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable to any Lender for any action taken or omitted to be taken by it or them under or in connection with this agreement or any other Credit Facility Document except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Administrative Agent:

(a)	may treat any Lender as the payee of amounts attributable to such Lender’s Commitment unless and until the Administrative Agent receives written notice of the assignment thereof signed by such Lender and the Administrative Agent receives the written agreement of the assignee that such assignee is bound hereby as if it had been an original Lender party hereto, in each case in form satisfactory to the Administrative Agent and otherwise in accordance with section 12.7;

(b)	may consult with legal counsel (including counsel for the Borrower), independent chartered accountants and other experts selected by it and shall not be liable to the Lenders for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts;

(c)	shall incur no liability under or in respect of this agreement or any other Credit Facility Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by fax, electronic communication, telegram, cable, facsimile or similar means of recorded communication) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder or thereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)	may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person.

Further, the Administrative Agent:

(f)	neither makes any warranty or representation to any Lender nor shall be responsible to any Lender for the accuracy or completeness of the documents, information or financial data made available to the Lenders in connection with the negotiation of this agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this agreement or any other Credit Facility Document;

(g)	shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this agreement or any other Credit Facility Document on the part of the Borrower or any other person or to inspect any assets (including books and records); and

(h)	shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this agreement or any other Credit Facility Document.

The Administrative Agent shall promptly distribute to the Lenders copies of all material received from the Borrower in compliance with the Borrower’s reporting obligations hereunder.

11.3	Administrative Agent and Affiliates

With respect to its Commitment and Accommodations made or provided and to be made or provided by it in its capacity as a Lender, the Administrative Agent, which is also a Lender, shall have the same rights and powers under this agreement and every other Credit Facility Document as any other Lender and may exercise the same as though it were not the Administrative Agent; and the terms “Lender” and “Lenders” shall, unless otherwise expressly indicated, include the Administrative Agent in its capacity as Lender. Each Lender (including the Administrative Agent) and its affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its affiliates, or any corporation or other entity owned or controlled by such persons, and any person which may do business with such persons, all as if it were not a party hereto and without any duty to account therefor to any Lender; provided that nothing in this section 11.3 shall affect in any manner whatsoever any covenant or other obligation on the part of the Borrower or any other person to be observed or performed under this agreement or any other Credit Facility Document.

11.4	Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its affiliates. Accordingly, each Lender confirms to the Administrative Agent and each other Lender that it has not relied, and will not hereafter rely, on the Administrative Agent or any other Lender:

(a)	to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by or on behalf of the Borrower or any affiliate under or in connection with this agreement or any other Credit Facility Document or the transactions herein or therein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Administrative Agent or other Lender); or

(b)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any affiliate.

Each Lender acknowledges that a copy of this agreement has been made available to it for its review and that it is satisfied with the form and substance hereof.

11.5	FATCA

If a payment made to a Lender hereunder would be subject to United States federal withholding Taxes imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent, at the time or times prescribed by applicable Law and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this section 11.5, “FATCA” shall include any amendments made to FATCA after the date of this agreement. Each Lender agrees that, if any form or certification that it previously delivered expires or becomes obsolete or inaccurate in any respect, or such form is replaced by a successor form, it shall, at the request of the Borrower, update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

11.6	Indemnifications

Each Lender shall indemnify the Administrative Agent, each affiliate thereof, and each respective director, officer, and employee of the Administrative Agent and of each such affiliate (to the extent not reimbursed by the Borrower), with all other Lenders pro rata according to the respective amounts of their respective Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Administrative Agent or any such affiliate, director, officer or employee in any way relating to or arising out of this agreement or any other Credit Facility Document or any action taken or omitted by the Administrative Agent or any such affiliate, director, officer or employee under this agreement or any such other Credit Facility Document to the extent that the Administrative Agent or such affiliate, director, officer or employee is not reimbursed for such expenses by the Borrower; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence, bad faith or wilful misconduct of the indemnitee. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Administrative Agent and each such affiliate, director, officer or employee promptly upon demand for its share (determined rateably as aforesaid) of any out-of-pocket expenses (including counsel fees) incurred by the indemnitee in connection with the preservation of any rights of the Administrative Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this agreement or any such other Credit Facility Document, to the extent that the Administrative Agent or such affiliate, director, officer or employee is not reimbursed for such expenses by the Borrower.

11.7	Successor Administrative Agent

The Administrative Agent may, as hereinafter provided, resign at any time by giving written notice thereof to the Lenders and the Borrower and may be removed at any time with cause by the Majority Lenders. Upon any such resignation or removal, the Lenders, after consultation with the Borrower, shall have the right to appoint a successor Administrative Agent, which shall be a Lender. If no successor Administrative Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent’s giving of notice of resignation or the Lenders’ removal of the retiring Administrative Agent, then the retiring Administrative Agent shall on behalf of the Lenders forthwith designate one of the Lenders the pro tem successor Administrative Agent, and such designated Lender shall act as Administrative Agent hereunder pending the appointment of its successor. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from any further duties and obligations under this agreement. After any retiring Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Article 11 shall enure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this agreement.

11.8	Sub-Agent or Co-Agent

At any time or times, in order to comply with any legal requirement in any province, state or other jurisdiction, or to facilitate the taking by the Administrative Agent of any action provided for in any Credit Facility Document, the Administrative Agent may appoint one or more trust companies, chartered banks or other persons (any of whom may, but need not be, a Lender) to act either as co-agent or sub-agent, jointly with the Administrative Agent or as a separate agent or agents on behalf of the Lenders, with such powers and authorities as the Administrative Agent deems necessary for the effective operation of the provisions of any Credit Facility Document. In the discretion of the Administrative Agent, any instrument or agreement appointing any such co-agent or sub-agent may include provisions for the protection of such co-agent or sub-agent similar to but no broader than the provisions of this Article 11. Upon the appointment of any such co-agent or sub-agent by the Administrative Agent, all references in this agreement and in all other Credit Facility Documents to the Administrative Agent shall thereafter be construed as references to such co-agent or sub-agent to the extent necessary in order to give effect to its powers, authorities and obligations.

11.9	Cash Collateral

To the extent that the Administrative Agent is from time to time in possession of cash collateral, it shall be entitled to invest the same and all proceeds thereof in Cash Equivalents, including Cash Equivalents issued by BNS.

ARTICLE 12
MISCELLANEOUS

12.1	Sharing of Payments; Records

(1)	The Swingline and Fronting Lender. Upon the occurrence of an Event of Default, adjustments shall be made among the Lenders as set forth in this section 12.1(1).

(a)	Unless the Swingline Lender and the Majority Lenders agree otherwise, if an Event of Default occurs, then the Swingline Lender will promptly request the Administrative Agent on behalf of the Borrower (and for this purpose the Swingline Lender is irrevocably authorized by the Borrower to do so) for a Borrowing by way of a Prime Rate Advance or a Base Rate Advance (as applicable) from the Lenders pursuant to Article 3 to repay any outstanding Swingline Advances to the Swingline Lender. The Lenders are irrevocably directed by the Borrower to make any Prime Rate Advance or Base Rate Advance (as applicable) if so requested by the Swingline Lender and to pay the proceeds thereof directly to the Administrative Agent for the account of the Swingline Lender. At all times thereafter the commitment of the Swingline Lender to make Swingline Advances under section 2.1(6) shall be terminated and the Lenders shall make such adjusting payments amongst themselves in the manner contemplated by section 12.1(2) as may be required to ensure their respective participations in outstanding Advances under the Credit Facility reflect their respective Commitments. If any Letter of Credit is drawn upon and results in a payment by the Fronting Lender thereunder after the occurrence of an Event of Default (in this section 12.1(1), an “LC Payment”), the Fronting Lender will promptly request the Administrative Agent on behalf of the Borrower (and for this purpose the Fronting Lender is irrevocably authorized by the Borrower to do so) for a Borrowing by way of a Prime Rate Advance or Base Rate Advance (as applicable) from the Lenders pursuant to Article 3 to reimburse the Fronting Lender for such LC Payment and the foregoing provisions of this section 12.1(1)(a) shall equally apply to each such further Advance. Each Lender unconditionally agrees to pay to the Administrative Agent for the account of the Swingline Lender or the Fronting Lender, as the case may be, such Lender’s rateable portion of each Advance requested by the Swingline Lender or the Fronting Lender, as applicable, on behalf of the Borrower to repay Swingline Advances made by the Swingline Lender or LC Payments made by the Fronting Lender, as applicable.

(b)	Except as provided in section 12.1(1)(d), the obligations of each Lender under section 12.1(1)(a) are unconditional, shall not be subject to any qualification or exception whatsoever and shall be performed in accordance with the terms and conditions of this agreement under all circumstances including:

(i)	any lack of validity or enforceability of the obligations of the Borrower under section 2.1(6);

(ii)	the occurrence of any Default or Event of Default or the exercise of any rights by the Administrative Agent under section 10.2; and

(iii)	the absence of any demand for payment being made, any proof of claim being filed, any proceeding being commenced or any judgment being obtained by the Swingline Lender or the Fronting Lender against the Borrower.

(c)	If a Lender (a “Defaulting Lender”) fails to make payment of such Lender’s rateable portion of any Advance requested by the Swingline Lender or the Fronting Lender, as applicable, on behalf of the Borrower to repay Swingline Advances made by the Swingline Lender or LC Payments made by the Fronting Lender, as applicable, within one Business Day of receiving the request therefor pursuant to section 12.1(1)(a) (the balance thereof for the time being unpaid being referred to in this section 12.1(1)(c) as an “overdue amount”) then, until the Swingline Lender or the Fronting Lender, as applicable, has received payment of that amount (plus interest as provided below) in full (and without in any way limiting the rights of the Swingline Lender or the Fronting Lender, as applicable, in respect of such failure):

(i)	the Swingline Lender or the Fronting Lender, as applicable, shall be entitled to receive any payment which the Defaulting Lender would otherwise have been entitled to receive in respect of the Credit Facility or otherwise in respect of any Credit Facility Document; and

(ii)	the overdue amount shall bear interest payable by the Defaulting Lender to the Swingline Lender or the Fronting Lender, as applicable, at the rate payable by the Borrower in respect of the Obligations which gave rise to such overdue amount.

(d)	If for any reason an Advance may not be made pursuant to section 12.1(1)(a) to reimburse the Swingline Lender or the Fronting Lender as contemplated thereby, then promptly upon receipt of notification of such fact from the Administrative Agent, each relevant Lender shall deliver to the Administrative Agent for the account of the Swingline Lender or the Fronting Lender, as the case may be, in immediately available funds the purchase price for such Lender’s participation interest in the relevant unreimbursed Swingline Advances or LC Payments, as applicable (including interest then accrued thereon and unpaid by the Borrower). Without duplication, each Lender shall, upon demand by the Swingline Lender or the Fronting Lender, as applicable, made to the Administrative Agent, deliver to the Administrative Agent for the account of the Swingline Lender or the Fronting Lender, as applicable, interest on such Lender’s rateable portion from the date of payment by the Swingline Lender or the Fronting Lender of such unreimbursed Swingline Advances or LC Payments, as applicable, until the date of delivery of such funds to the Swingline Lender or the Fronting Lender, as applicable, by such Lender at a rate per annum equal to the Federal Funds Rate (if reimbursement is to be made in US Dollars) or the one month CDOR (if reimbursement is to be made in Canadian Dollars) for such period. Such payment shall only, however, be made by the Lenders in the event and to the extent the Swingline Lender or the Fronting Lender, as the case may be, has not been reimbursed in full by the Borrower for interest on the amount of such unreimbursed Swingline Advances or LC Payments, as applicable.

(e)	The Swingline Lender or the Fronting Lender shall, forthwith upon its receipt of any reimbursement (in whole or in part) by the Borrower for any unreimbursed Swingline Advances or LC Payments, as applicable, in relation to which other Lenders have purchased a participation interest pursuant to section 12.1(1)(d), or of any other amount from the Borrower or any other person in respect of such payment (other than pursuant to section 2.1(6)), transfer to such other Lender such other Lender’s rateable share of such reimbursement or other amount. In the event that any receipt by the Swingline Lender or the Fronting Lender of any reimbursement or other amount is found to have been a transfer in fraud of creditors or a preferential payment under any applicable insolvency legislation or is otherwise required to be returned, such Lender shall promptly return to the Swingline Lender or the Fronting Lender, as applicable, any portion thereof previously transferred to it by the Swingline Lender or the Fronting Lender, as applicable, without interest to the extent that interest is not payable by the Swingline Lender or the Fronting Lender, as applicable, in connection therewith.

(2)	Sharing. If:

(a)	any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off pursuant to section 10.3 or at law or equity, or otherwise) on account of any Accommodation made by it (other than Increased Costs paid to it) in excess of its rateable share of payments on account of such Accommodation; or

(b)	(without regard to outstanding Increased Costs) any Lender shall at the time of acceleration of the Obligations have outstanding Obligations which are less than its rateable share of all outstanding Obligations;

then such Lender shall forthwith purchase from the other Lenders such participations in the Accommodations made by such other Lenders as shall be necessary to cause such purchasing Lender to share the excess payment or be owed the outstanding Obligations rateably with such other Lenders.

In the case of paragraph (a) of this section 12.1(2), if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each other Lender shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such other Lender’s rateable share (according to the proportion that the amount such other Lender’s required repayment bears to the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered.

Any Lender purchasing a participation from another Lender pursuant to this section 12.1 may, to the fullest extent permitted by Law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(3)	Records. The Principal Outstanding and C$ Equivalent Principal Outstanding under the Credit Facility, the unpaid interest accrued thereon, the interest rate or rates applicable to any unpaid principal amounts, the duration of such application, the date of acceptance or issue, Face Amount and maturity of all Bankers’ Acceptances and Letters of Credit and the Commitments shall at all times be ascertained from the records of the Administrative Agent, which shall be conclusive absent demonstrated error.

12.2	Amendments, etc

(1)	Amendments - General. Subject to section 12.2(2), no amendment or waiver of any provision of this agreement or of any other Credit Facility Document, nor any consent to any departure by the Borrower or any affiliate herefrom or therefrom, shall in any event be effective unless the same shall be in writing and signed by the Majority Lenders (or by the Administrative Agent on their authorization), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(2)	Amendments - Unanimous. No instrument shall, unless in writing and signed by all the Lenders (or by the Administrative Agent on their authorization):

(a)	waive any of the conditions specified in Article 6;

(b)	increase the Commitment of any Lender or subject any Lender to any additional obligation;

(c)	change the principal of, or interest on, or discount rate applicable to any Accommodation or any fees hereunder;

(d)	amend the Maturity Date or otherwise postpone any date fixed for any payment of principal of, or interest on, any Accommodation or any fees hereunder, or subordinate the Obligations or any portion thereof to any Debt;

(e)	amend the terms of section 8.2(3) or this section 12.2, provided that any waiver of a breach of section 8.2(3) need only be approved by the Majority Lenders under section 12.2(1);

(f)	amend the definition of “Majority Lenders”; or

(g)	except as permitted by section 8.2(2), permit a change in the Borrower or an assignment or transfer of any of its rights or obligations under any Credit Facility Document.

(3)	Amendments - Administrative Agent. No amendment, waiver or consent shall, unless in writing and approved by the Administrative Agent in addition to the Majority Lenders, affect the rights or duties of the Administrative Agent under any Credit Facility Document.

(4)	Fronting Lender. No amendment, waiver or consent shall, unless approved by the Fronting Lender, affect the rights or obligations of the Fronting Lender with respect to Letters of Credit.

(5)	Swingline Lender. No amendment, waiver or consent shall, unless approved by the Swingline Lender, affect the rights or obligations of the Swingline Lender with respect to Swingline Advances.

(6)	Other Approvals. For greater certainty, any approval of a person specifically required by any of sections 12.2(3) to (5), inclusive, shall be in addition to any other approval required by this agreement.

12.3	Notices, etc.

(1)	Notices. Any and all notices or other communications required or permitted pursuant to this agreement shall be in writing and shall be personally delivered by courier or telecopied to the addressee at the address referred to below, in which case such notice or other communication shall conclusively be deemed to have been given to the addressee thereof on the day upon which it was delivered or received by telecopy if delivered or received prior to the relevant time on such day (or on the next Business Day if received after the relevant time or if received on a day that is not a Business Day). For this purpose, the “relevant time” shall be 1:00 pm (local time of the addressee) in the case of a Notice, and 3:00 pm (local time of the addressee) in all other cases. The addresses referred to above for the Borrower and, in the case of the Administrative Agent for all notices other than schedules 2 and 3, are as follows, and in respect of the Lenders as set forth in schedule 1 annexed hereto:

Borrower

TELUS Corporation

510 W. Georgia St,

8th Floor

Vancouver, British Columbia

V6B 0M3

[*****]

[*****]

Administrative Agent

The Bank of Nova Scotia

Global Loan Syndications Canada

~~62nd~~40 Temperance Street, 6th Floor~~, Scotia Plaza~~

~~40 King St West~~

Toronto, Ontario

~~M5W 2X6~~M5H 0B4

[*****]

[*****]

(2)	Change. Each party may change its address for service by written notice, given in the manner provided above, to the other parties and such change shall be effective upon the date the notice shall be deemed to be received.

(3)	Deliveries. All deliveries of financial statements and other documents to be made by the Borrower to the Lenders hereunder shall be made by making delivery of such financial statements and documents to the Administrative Agent (in sufficient copies for the Administrative Agent and each Lender) to the address in section 12.3(1) or to such other address as the Administrative Agent may from time to time notify to the Borrower. All such deliveries shall be effective only upon actual receipt.

(4)	Notice Irrevocable. Each Notice shall be irrevocable and binding on the Borrower.

(5)	Reliance. The Administrative Agent may act upon the basis of telephonic notice believed by it in good faith to be from the Borrower prior to receipt of a Notice. In the event of conflict between the Administrative Agent’s record of the applicable terms of any Accommodation and such Notice, the Administrative Agent’s record shall prevail, absent demonstrated error.

(6)	No Waiver; Remedies. No failure on the part of the Administrative Agent or any of the Lenders to exercise, and no delay in exercising, any right under any Credit Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right under any Credit Facility Document preclude any other or further exercise thereof or the exercise of any other right. The remedies herein and therein provided are cumulative and not exclusive of any remedies provided by Law.

12.4	Expenses

The Borrower shall pay to the Administrative Agent, on its own account and on behalf of the Lenders, all reasonable costs and expenses (including all reasonable legal fees and disbursements on a full reimbursement basis) incurred by the Administrative Agent and the Lenders in connection with this agreement, the other Credit Facility Documents and the Credit Facility, including:

(a)	the negotiation, preparation, printing, execution, delivery and interpretation, both prior and subsequent to the Closing Date, of the Summary of Terms and Conditions relating to the Credit Facility, this agreement, any other Credit Facility Document and financial and other information prepared for prospective Lenders;

(b)	the performance by the Administrative Agent of its obligations and duties under any Credit Facility Document;

(c)	the fees and expenses of consulting and other expert or professional services; provided that, prior to the occurrence of a Default or an Event of Default, the provider of such services has been approved by the Borrower, which approval shall not be unreasonably withheld;

(d)	advice of counsel with respect to the administration of or other matters relating to the Credit Facility, any Credit Facility Document or any transaction contemplated thereunder;

(e)	the enforcement of any Credit Facility Document or the enforcement or preservation of rights under, and the refinancing, renegotiation or restructuring (including negotiation of any so-called “workout” or similar transaction) of the Credit Facility under, this agreement or any other Credit Facility Document or the bringing of any action, suit or proceeding with respect to the enforcement of any Credit Facility Document or any such right or seeking any remedy which may be available to the Administrative Agent or the Lenders at law or in equity; and

(f)	any amendments, waivers or consents requested by the Borrower pursuant to the provisions hereof or any other Credit Facility Document.

Notwithstanding the foregoing, the Lenders will limit reimbursable legal fees and disbursements to one law firm in Canada, except pursuant to paragraph (e) following an Event of Default.

The obligations of the Borrower under this section 12.4 shall survive the payment and performance of the Obligations.

12.5	Judgment Currency

(1)	Exchange Rate. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder to the Administrative Agent or a Lender in one currency (in this section 12.5, the “Original Currency”) into another currency (in this section 12.5, the “Judgment Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent or such Lender could purchase the Original Currency with the Judgment Currency on the Business Day preceding that on which final judgment is paid or satisfied.

(2)	Obligation. The obligations of the Borrower in respect of any sum due in the Original Currency from it to the Administrative Agent or a Lender under any Credit Facility Document shall, notwithstanding any judgment in any Judgment Currency, be discharged only to the extent that, on the Business Day following receipt by the Administrative Agent or such Lender of any sum adjudged to be so due in such Judgment Currency, the Administrative Agent or such Lender may in accordance with normal banking procedures purchase the Original Currency with such Judgment Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Administrative Agent or such Lender in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Lender against such loss and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Administrative Agent or such Lender in the Original Currency, the Administrative Agent or such Lender agrees to remit such excess to the Borrower.

12.6	Governing Law

(1)	Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(2)	Submission to Jurisdiction. Each party hereby irrevocably submits to the jurisdiction of the courts of Ontario in any action or proceeding arising out of or relating to this agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts. Each party hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. As an alternative to any other method of service permitted by applicable Law, each party also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to it at its address referred to in section 12.3 or at such other address as it may direct in accordance with section 12.3. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(3)	Non-Exclusive. Nothing in this section 12.6 shall affect the right of any party to serve legal process in any other manner permitted by Law or affect the right of a party to bring any action or proceeding against another party or its property in the courts of other jurisdictions.

(4)	Trial by Jury. Each of the parties hereto, to the fullest extent permitted by Law, hereby waives its rights to a trial by jury.

12.7	Successors and Assigns

(1)	Enurement. This agreement shall become effective when it shall have been executed by the parties and thereafter shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.

(2)	Assignment by the Borrower. The Borrower shall not have the right to assign its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders, which consent may be withheld by the Lenders in their sole and absolute discretion; provided that the foregoing shall not prohibit a Permitted Merger by the Borrower.

(3)	Participation. A Lender may at any time sell to one or more other persons (“Participants”) participating interests in all or any part of the Credit Facility. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this agreement to the Borrower shall remain unchanged, such Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to such Lender in connection with such Lender’s rights under this agreement. No Participant, unless such Participant is an affiliate of such Lender, or is itself a Lender, shall be entitled to require such Lender to take or refrain from taking any action hereunder or under any other Credit Facility Document, except that such Lender may agree with any Participant that such Lender will not, without such Participant’s consent, take any actions of the type described in section 12.2(2)(c) or (d). The Borrower agrees that, if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable further to the occurrence of an Event of Default, each Participant that was disclosed to the Borrower at the time of creation of the relevant participation shall be deemed to have the right of setoff, if any, in respect of its participating interests in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as such Lender under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of section 9.5 with respect to its participation hereunder; provided that no Participant shall be entitled to receive any greater amount pursuant to such section, nor shall the Borrower as a result thereof be required to pay any greater amount, than such Lender would have been entitled to receive, or the Borrower would have been required to pay, in respect of the amount of the participation transferred by such Lender to such Participant had no such transfer occurred.

Unless an Event of Default has occurred and is continuing, the sale of participating interests by a Lender hereunder shall be subject to the prior written consent of the Borrower, which consent shall not be unreasonably withheld.

For the purposes of this agreement, the term “participation” shall not include any transaction or security commonly known as a credit default swap, credit-linked note or any similar credit derivative instrument.

(4)	Assignments. A Lender (an “Assignor”) may at any time sell all or any part of its rights and obligations hereunder to one or more persons (other than individuals) (each, an “Assignee”) in respect of an aggregate amount of Commitment exceeding C$10 million. Upon such sale, the Assignor shall, to the extent of such sale, be released from its obligations hereunder and each of the Assignees shall become a party hereto to the extent of the interest so purchased, having the rights of a Lender and the benefit of section 9.5. Any such sale by an Assignor shall not be effective unless and until (i) (unless such sale is to a Related Fund or an affiliate of the Assignor) the Assignor has paid to the Administrative Agent an assignment fee in the amount of C$3,500, (ii) the Assignee has executed an instrument substantially in the form of schedule 5 annexed hereto whereby such Assignee has agreed to be bound by the terms hereof as a Lender and has agreed to specific Commitments under the Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in section 12.3, and (iii) a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrower. Upon any such sale becoming effective, schedule 1 annexed hereto shall be deemed to be amended to include the Assignee as a Lender including the specific Commitments, Lending Office, address and telefacsimile number as aforesaid and the Commitments of the Assignor shall be deemed to be reduced by the amount of the Commitments assigned to the Assignee. No Lender (including an Assignee) shall, after an assignment made pursuant to this section 12.7(4), hold an amount of Commitment less than C$10 million unless such Lender has assigned the entire amount of its Commitments.

Except with respect to an assignment to an affiliate or a Related Fund, any assignment pursuant to this section 12.7(4) shall require the prior or concurrent written acknowledgement of the Administrative Agent and (unless an Event of Default has occurred and is continuing) the prior written consent of the Borrower, neither of which will be unreasonably withheld.

In this section 12.7(4), “Related Fund” means, with respect to any Lender that is a fund, another fund that invests in loans that is managed by the same investment advisor as such Lender or by an affiliate of such Lender or such investment advisor.

(5)	Information. The Borrower authorizes the Administrative Agent and each Lender to disclose to any Participant or Assignee (each, a “Transferee”) and any prospective Transferee and authorizes the Administrative Agent and each Lender to disclose to any Lender any and all financial information in their possession concerning the Borrower and its affiliates which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation prior to becoming a party to this agreement, so long as any such Transferee or prospective Transferee agrees to comply with section 12.9.

(6)	Restrictions on Participations and Assignments by Lenders. Notwithstanding anything to the contrary contained in section 12.7(3) or 12.7(4) or any other provision of this agreement, a Lender who is not a non-resident of Canada within the meaning of the Income Tax Act (Canada) shall not sell participating interests in all or any part of the Credit Facility to, or assign all or any part of its rights and obligations hereunder to, any person who is a non-resident of Canada unless such person provides to the Borrower such information with respect to such person as is reasonably necessary in order to permit the Borrower to comply with any applicable Law, or any applicable guideline, official directive, request or direction (whether or not having the force of Law) of any Official Body, requiring the Borrower to deduct or withhold any amount on account of Taxes or Excluded Taxes from or in respect of any payment made pursuant to this agreement to such person.

12.8	Conflict

In the event of a conflict between the provisions of this agreement and the provisions of any other Credit Facility Document, the provisions of this agreement shall prevail.

12.9	Confidentiality

Information provided by the Borrower hereunder will not be disclosed by the Administrative Agent or any Lender or used by the Administrative Agent or any Lender for any purpose other than evaluation, monitoring and review pursuant to this agreement; provided that such information may be disclosed:

(a)	as contemplated by section 12.7(5) if such Participant or Assignee or prospective Transferee is advised such information is confidential and agrees to treat such information as confidential;

(b)	to any director, officer or employee of the Administrative Agent or such Lender or its subsidiaries involved with the Credit Facility that otherwise has a need for such information; provided that same is treated in the same manner as other confidential information held by the Administrative Agent or such Lender;

(c)	to legal counsel, accountants and other consultants and professional advisors determined by the Administrative Agent or such Lender to require such information for the purpose of assisting in or advising upon such evaluation, monitoring and review, if such persons are advised that such information is confidential to the Borrower;

(d)	pursuant to applicable Law or the request of any Official Body with which the Administrative Agent or such Lender customarily complies;

(e)	to the extent that such information is public;

(f)	to the extent that such information was previously known to the Administrative Agent or such Lender through means other than the Borrower, or was acquired from a third party not known to the Administrative Agent or such Lender to be under a duty of confidentiality to the Borrower or its relevant affiliate.

12.10	AML Legislation

(1)	Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA) or any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), it may be required to obtain, verify and record information that identifies the Borrower and each subsidiary of the Borrower, which information includes the name and address of each such person and such other information that will allow such Lender or the Administrative Agent, as applicable, to identify each such person in accordance with AML Legislation (including information regarding such person’s directors, authorized signing officers, or other persons in control of each such person).

(2)	Borrower to Provide Information. The Borrower shall provide, to the extent commercially reasonable, such information and take such actions as are reasonably requested by the Administrative Agent or any Lender in order to assist the Administrative Agent and the Lenders in maintaining compliance with AML Legislation. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent (for itself and not on behalf of any Lender), or any prospective assignee of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(3)	Deemed Agent. If, upon the written request of any Lender, the Administrative Agent (for itself and not on behalf of any Lender) has ascertained the identity of the Borrower or any subsidiary of the Borrower or any authorized signatories of such a person for the purposes of applicable AML Legislation on such Lender’s behalf, then the Administrative Agent:

(a)	shall be deemed to have done so as an agent for such Lender, and this agreement shall constitute a “written agreement” in such regard between such Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(b)	shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(4)	Administrative Agent not Obligated. Notwithstanding anything to the contrary in this section 12.10, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any subsidiary or any authorized signatories of any such person, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any such person or any such authorized signatory in doing so

12.11	Severability

The provisions of this agreement are intended to be severable. If any provision of this agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

12.12	Prior Understandings

This agreement supersedes all prior understandings and agreements, whether written or oral, among the parties relating to the transactions provided for herein.

12.13	Time of Essence

Time shall be of the essence hereof.

12.14	Counterparts

(1)	Counterparts: Integration: Effectiveness. This agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This agreement and the other Credit Facility Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article 6 of this agreement, this agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this agreement.

(2)	Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any instrument substantially in the form of schedule 5 annexed hereto shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

(execution pages follow)